Exhibit 99.3
Management's Responsibility for Financial Reporting
December 31, 2023

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:
•transactions are properly authorized and recorded;
•financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal control over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' reports. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 5, 2024

"Tony Staffieri"	"Glenn Brandt"
Tony Staffieri	Glenn Brandt
President and Chief Executive Officer	Chief Financial Officer

Rogers Communications Inc.	1	2023 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Risk Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Recoverability of the carrying value of goodwill in the Media segment
As discussed in Note 10 to the consolidated financial statements, the Company tests goodwill for impairment once per year as of October 1, or more frequently if they identify indicators of impairment. Goodwill is impaired if the recoverable amount of a cash-generating unit (CGU) or group of cash-generating units (CGUs) that contain goodwill is less than the carrying amount. The Company makes judgments in determining CGUs and the allocation of goodwill for the purpose of impairment testing. Goodwill is monitored at an operating segment level in the Media segment. The goodwill balance in the Media segment as of December 31, 2023 was $969 million. A number of businesses within the Company's Media segment are partially reliant on traditional advertising revenues, are subject to a highly competitive environment and continue to have profitability challenges due to declining advertising revenue growth rates and increasing costs of producing and/or providing content. The estimate of the recoverable amount, which is determined based on the fair value less costs to sell using discounted cash flow and market approaches, is based on significant estimates developed by the Company relating to future cash flows, the terminal growth rate, and the discount rate applied in its valuation model.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There were judgments applied in assessing the level at which goodwill was tested and there was a high degree of subjective auditor judgment required in evaluating the key assumptions used in the valuation models, which included the CGUs' future cash flows, the discount rate and the terminal growth rate.

Rogers Communications Inc.	2	2023 Annual Financial Statements

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and the key assumptions used in estimating the recoverable amount of the Media segment. We compared the Company's historical cash flow forecasts to actual results achieved to assess the Company's ability to accurately forecast financial results. We compared the cash flow forecasts used to estimate the recoverable amount to approved plans. We assessed the assumptions used to determine the Media segment's future cash flows by comparing to underlying documentation and external market and relevant industry data. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate, by comparing the Company's inputs to the discount rate to publicly available data for comparable entities, independently developing a range of reasonable discount rates and comparing those to the Company's rate, and the terminal growth rate for the Media segment, by comparing to underlying documentation and publicly available market data. We performed sensitivity analyses over the Company's key assumptions used to determine the recoverable amount to assess the impact of changes in those assumptions on the Company's determination of the recoverable amount.

Acquisition of Shaw Communications Inc. – Valuation of acquired cable customer relationships intangible assets
As discussed in Note 3 to the consolidated financial statements, the Company acquired Shaw Communications Inc. on April 3, 2023, for consideration of $20,483 million. Based on the allocation of the purchase price, the Company recorded $5,880 million of cable, satellite, and wireless customer relationships intangible assets. For customer relationships, the Company used the multi-period excess earnings method to estimate a value, which requires estimates to determine the expected cash flow that would be provided by each subscriber and requires judgment in selecting the appropriate discount rate.

We identified the assessment of the valuation of the acquired cable customer relationships intangible assets in the acquisition of Shaw Communications Inc. as a critical audit matter. A high degree of auditor judgment was required to evaluate the key assumptions of the revenue growth rates included in the expected cash flow that would be provided by each subscriber and the discount rate used to estimate the fair value of the cable customer relationships intangible assets, due to sensitivity of the valuation of the intangible assets to changes in these assumptions. Additionally, the audit effort associated with the discount rate assumption required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s determination of the estimated fair value of the acquired cable customer relationships intangible assets, including controls over the determination of the key assumptions. We evaluated the revenue growth rates by comparing the forecasted revenues to the historical performance of the acquiree and external market and industry data. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the discount rate assumption by comparing the Company’s inputs to the discount rate to publicly available data for comparable entities and assessing the resulting discount rate.

Acquisition of Shaw Communications Inc. – Valuation of acquired network assets, including long-lived fibre and access network
As discussed in Note 3 to the consolidated financial statements, as part of the acquisition of Shaw Communications Inc., the Company recorded $5,926 million of acquired cable network assets. The valuation of the long-lived fibre and access network assets was complex and required significant estimation. This required considerable estimates in determining the size, length, age, and replacement cost of Shaw Communication Inc.’s network, including various underlying characteristics, such as type of network infrastructure, geography, and placement.

We identified the assessment of the valuation of the acquired long-lived fibre and access network assets in the acquisition of Shaw Communications Inc. as a critical audit matter. Evaluation of the key assumptions of length and replacement cost used to estimate the fair value of the long-lived fibre assets and of replacement cost used to estimate the fair value of the long-lived access network assets involved a high degree of auditor judgment due to sensitivity of the valuation of the assets to changes in these key assumptions. Additionally, the audit effort associated with these assumptions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s determination of the estimated fair value of the acquired long-lived fibre and access network assets, including controls over the length and replacement cost assumptions. We assessed the reasonability of the length assumption for the long-lived fibre assets by comparing acquiree installation records to a sample of acquiree underlying network assets. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the replacement cost assumptions for the long-lived fibre and access network assets by comparing to acquiree historical cost data and external market and industry data.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1969.
Toronto, Canada
March 5, 2024

Rogers Communications Inc.	3	2023 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Rogers Communications Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2024 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Shaw Communications Inc. (Shaw) during 2023, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, Shaw's internal control over financial reporting associated with approximately $14.2 billion of total assets and approximately $3.2 billion of total revenues included in the consolidated financial statements as of and for the year ended December 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Shaw.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2023. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 5, 2024

Rogers Communications Inc.	4	2023 Annual Financial Statements

Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2023	2022

Revenue	6	19,308	15,396

Operating expenses:
Operating costs	7	10,727	9,003
Depreciation and amortization	8, 9, 10	4,121	2,576
Restructuring, acquisition and other	11	685	310
Finance costs	12	2,047	1,233
Other expense (income)	13	362	(15)

Income before income tax expense		1,366	2,289
Income tax expense	14	517	609

Net income for the year		849	1,680

Earnings per share:
Basic	15	$1.62	$3.33
Diluted	15	$1.62	$3.32
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	5	2023 Annual Financial Statements

Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars)

Years ended December 31	Note	2023	2022

Net income for the year		849	1,680

Other comprehensive loss:

Items that will not be reclassified to net income:
Defined benefit pension plans:
Remeasurements	25	(197)	293
Related income tax recovery (expense)		50	(78)

Defined benefit pension plans		(147)	215

Equity investments measured at fair value through other comprehensive income (FVTOCI):
Decrease in fair value	20	(374)	(349)
Related income tax recovery		52	47

Equity investments measured at FVTOCI		(322)	(302)

Items that will not be reclassified to net income		(469)	(87)

Items that may subsequently be reclassified to net income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments		(910)	115
Reclassification to net income of loss (gain) on debt derivatives		470	(1,215)
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives		(89)	(19)
Reclassification to net income for accrued interest		(48)	(16)
Related income tax recovery		65	102

Cash flow hedging derivative instruments		(512)	(1,033)

Share of other comprehensive income of equity-accounted investments, net of tax		2	10

Items that may subsequently be reclassified to net income		(510)	(1,023)

Other comprehensive loss for the year		(979)	(1,110)

Comprehensive (loss) income for the year		(130)	570
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	6	2023 Annual Financial Statements

Consolidated Statements of Financial Position
(In millions of Canadian dollars)

		As at December 31	As at December 31
	Note	2023	2022

Assets
Current assets:
Cash and cash equivalents		800	463
Restricted cash and cash equivalents	19	—	12,837
Accounts receivable	16	4,996	4,184
Inventories	17	456	438
Current portion of contract assets	6	163	111
Other current assets	18	1,202	561
Current portion of derivative instruments	19	80	689
Assets held for sale	8	137	—
Total current assets		7,834	19,283

Property, plant and equipment	8, 9	24,332	15,574
Intangible assets	10	17,896	12,251
Investments	20	598	2,088
Derivative instruments	19	571	861
Financing receivables	16	1,101	886
Other long-term assets	6	670	681
Goodwill	3, 10	16,280	4,031

Total assets		69,282	55,655

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	21	1,750	2,985
Accounts payable and accrued liabilities		4,221	3,722
Other current liabilities	19, 22	434	252
Contract liabilities	6	773	400
Current portion of long-term debt	23	1,100	1,828
Current portion of lease liabilities	9	504	362
Total current liabilities		8,782	9,549

Provisions	22	54	53
Long-term debt	23	39,755	29,905
Lease liabilities	9	2,089	1,666
Other long-term liabilities	6, 24	1,783	738
Deferred tax liabilities	14	6,379	3,652
Total liabilities		58,842	45,563

Shareholders' equity	26	10,440	10,092

Total liabilities and shareholders' equity		69,282	55,655

Guarantees	29
Commitments and contingent liabilities	30
Subsequent events	23, 26, 30
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

"Edward S. Rogers"	"Robert J. Gemmell"
Edward S. Rogers Director	Robert J. Gemmell Director

Rogers Communications Inc.	7	2023 Annual Financial Statements

Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2023	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2023	71	111,152	397	393,773	9,816	672	(872)	8	10,092
Net income for the year	—	—	—	—	849	—	—	—	849

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	(147)	—	—	—	(147)
FVTOCI investments, net of tax	—	—	—	—	—	(322)	—	—	(322)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(512)	—	(512)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	2	2
Total other comprehensive income (loss)	—	—	—	—	(147)	(322)	(512)	2	(979)
Comprehensive income (loss) for the year	—	—	—	—	702	(322)	(512)	2	(130)

Reclassification to retained earnings for disposition of FVTOCI investments, net of tax (note 20)	—	—	—	—	367	(367)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(1,046)	—	—	—	(1,046)

Shares issued as settlement of dividends (note 26)	—	—	74	1,455	—	—	—	—	74
Shares issued as consideration (note 3)	—	—	1,450	23,641	—	—	—	—	1,450
Total transactions with shareholders	—	—	1,524	25,096	(1,046)	—	—	—	478

Balances, December 31, 2023	71	111,152	1,921	418,869	9,839	(17)	(1,384)	10	10,440

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2022	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2022	71	111,153	397	393,772	8,912	993	161	(2)	10,532
Net income for the period	—	—	—	—	1,680	—	—	—	1,680

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	215	—	—	—	215
FVTOCI investments, net of tax	—	—	—	—	—	(302)	—	—	(302)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(1,033)	—	(1,033)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	10	10
Total other comprehensive income (loss)	—	—	—	—	215	(302)	(1,033)	10	(1,110)
Comprehensive income (loss) for the year	—	—	—	—	1,895	(302)	(1,033)	10	570

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	19	(19)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(1,010)	—	—	—	(1,010)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	—	1	(1,010)	—	—	—	(1,010)

Balances, December 31, 2022	71	111,152	397	393,773	9,816	672	(872)	8	10,092
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	8	2023 Annual Financial Statements

Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

Years ended December 31	Note	2023	2022

Operating activities:
Net income for the year		849	1,680
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	8, 9, 10	4,121	2,576
Program rights amortization	10	70	61
Finance costs	12	2,047	1,233
Income tax expense	14	517	609
Post-employment benefits contributions, net of expense	25	46	19
Losses from associates and joint ventures	20	412	31
Other		5	(55)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		8,067	6,154
Change in net operating assets and liabilities	31	(627)	(152)
Income taxes paid		(439)	(455)
Interest paid, net		(1,780)	(1,054)

Cash provided by operating activities		5,221	4,493

Investing activities:
Capital expenditures	8, 31	(3,934)	(3,075)
Additions to program rights	10	(74)	(47)
Changes in non-cash working capital related to capital expenditures and intangible assets		(2)	(200)
Acquisitions and other strategic transactions, net of cash acquired	31	(16,215)	(9)
Other		25	68

Cash used in investing activities		(20,200)	(3,263)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	21	(1,439)	707
Net issuance of long-term debt	23	5,040	12,711
Net proceeds (payments) on settlement of debt derivatives and forward contracts	19	492	(11)
Transaction costs incurred	23	(284)	(726)
Principal payments of lease liabilities	9	(370)	(316)
Dividends paid	26	(960)	(1,010)

Cash provided by financing activities		2,479	11,355

Change in cash and cash equivalents and restricted cash and cash equivalents		(12,500)	12,585
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period		800	13,300

Cash and cash equivalents		800	463
Restricted cash and cash equivalents	19	—	12,837

Cash and cash equivalents and restricted cash and cash equivalents, end of period		800	13,300
Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	9	2023 Annual Financial Statements

Notes to Consolidated Financial Statements

Page		Note	Page		Note
10	Note 1	Nature of the Business	39	Note 17	Inventories
12	Note 2	Material Accounting Policies	40	Note 18	Other Current Assets
13	Note 3	Business Combinations	40	Note 19	Financial Risk Management and Financial Instruments
18	Note 4	Capital Risk Management
21	Note 5	Segmented Information	52	Note 20	Investments
23	Note 6	Revenue	53	Note 21	Short-Term Borrowings
26	Note 7	Operating Costs	56	Note 22	Provisions
27	Note 8	Property, Plant and Equipment	58	Note 23	Long-Term Debt
29	Note 9	Leases	63	Note 24	Other Long-Term Liabilities
31	Note 10	Intangible Assets and Goodwill	63	Note 25	Post-Employment Benefits
34	Note 11	Restructuring, Acquisition and Other	68	Note 26	Shareholders' Equity
35	Note 12	Finance Costs	69	Note 27	Stock-Based Compensation
35	Note 13	Other Expense (Income)	72	Note 28	Related Party Transactions
36	Note 14	Income Taxes	74	Note 29	Guarantees
38	Note 15	Earnings Per Share	74	Note 30	Commitments and Contingent Liabilities
38	Note 16	Accounts Receivable	76	Note 31	Supplemental Cash Flow Information

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the year ended December 31, 2023, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries. Following the acquisition of Shaw Communications Inc. (Shaw) (see note 3), aspects of Cable were also operated by other wholly owned subsidiaries, including Shaw Cablesystems G.P., Shaw Telecom G.P., and Shaw Satellite G.P.

See note 5 for more information about our reportable operating segments.

BUSINESS SEASONALITY
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses, which are described below. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, restructuring, acquisition and other costs, and changes in income tax expense. The acquired Shaw business has substantially consistent fluctuations as our Cable business.

Rogers Communications Inc.	10	2023 Annual Financial Statements

Wireless
Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable
Cable operating results are affected by modest seasonal fluctuations, typically caused by:
•university and college students who live in temporary residences:
•moving out early in the second quarter and canceling their service; and
•students moving in late in the third quarter and signing up for cable service;
•individuals temporarily suspending wireline service for extended vacations or seasonal relocations;
•individuals temporarily activating satellite services for second or vacation homes during the second and third quarter;
•the timing of service pricing changes; and
•the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media
Seasonal fluctuations relate to:
•periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;
•the Major League Baseball season, where:
•games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•revenue related to game day ticket sales, merchandise sales, and advertising is concentrated when games are played, with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason (in the fourth quarter of the year); and
•programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•the National Hockey League (NHL) season, where:
•regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams' presence during the playoffs;
•programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•advertising revenue and programming expenses are concentrated when games are played, with playoff games commanding a premium in advertising revenue.

STATEMENT OF COMPLIANCE
We prepared our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 5, 2024.

Rogers Communications Inc.	11	2023 Annual Financial Statements

NOTE 2: MATERIAL ACCOUNTING POLICIES

(a)BASIS OF PRESENTATION
All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:
•certain financial instruments as disclosed in note 19, including investments (which are also disclosed in note 20), which are measured at fair value;
•the net deferred pension liability, which is measured as described in note 25; and
•liabilities for stock-based compensation, which are measured at fair value as disclosed in note 27.

(b)BASIS OF CONSOLIDATION
Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c)FOREIGN CURRENCY TRANSLATION
We translate amounts denominated in foreign currencies into Canadian dollars as follows:
•monetary assets and liabilities - at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•non-monetary assets and liabilities, and related depreciation and amortization - at the historical exchange rates; and
•revenue and expenses other than depreciation and amortization - at the average rate for the month in which the transaction was recognized.

(d)GOVERNMENT GRANTS
We recognize government financial assistance when there is reasonable assurance that we will comply with the conditions of the assistance and the assistance will be received. Assistance related to expenses is recognized as a reduction of the related expense; assistance related to assets is recognized as a reduction to the carrying amount of the asset. During the year ended December 31, 2023, we recognized $111 million (2022 - $43 million) in network capital expenditure-related government grants and received $59 million (2022 - $23 million) in cash.

During 2022, we signed an agreement with Canada Infrastructure Bank for a 30-year, $665 million senior unsecured non-revolving facility with a below-market interest rate (see note 23). In 2023, we amended the terms of the facility to, among other things, increase the limit to $815 million. The benefit of a below-market loan from a government entity is accounted for as a government grant and is equal to the difference between (i) the present value of the cash flows at the time of borrowing based on a market interest rate and (ii) the proceeds received. We recognize the difference within "other current liabilities" (when the grant will be recognized within one year of the date of the financial statements) or "other long-term liabilities" on our Consolidated Statements of Financial Position. The liability is subsequently measured at amortized cost using the effective interest method. The interest expense on the liability will be represented by the accretion of the loan liability over time. The government grant will be recognized as a reduction of the interest expense over the term of the loan. We have not recognized a government grant liability related to this loan as at December 31, 2023 as we have not yet borrowed against this facility.

(e)ASSETS HELD FOR SALE
We classify non-current assets, or disposal groups consisting of assets and liabilities, as held-for-sale if it is highly probable their carrying amounts will be recovered primarily through a sale rather than through continued use. Assets, or disposal groups, classified as held-for-sale are measured at the lower of (i) their carrying amount and (ii) fair value less costs to sell. Once classified as held-for-sale, property, plant and equipment and finite-life intangible assets are no longer depreciated or amortized, respectively. Classifying assets or disposal groups as held for sale can require significant judgment in determining if the sale is highly probable, especially for larger assets or disposal groups. This requires an assessment of, among other things, whether management is committed to the sale and it is unlikely significant changes to the disposal plan will be made.

(f)NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2023
We adopted the following IFRS amendments in 2023. They did not have a material effect on our consolidated financial statements.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information. The accounting policies disclosed within these financial statements were not impacted by the adoption of these amendments.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

Rogers Communications Inc.	12	2023 Annual Financial Statements

(g)RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Noncurrent, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2024).
•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants (January 1, 2024).
•Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures - Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements (January 1, 2024).
•Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, specifying how to assess whether a currency is exchangeable and how to determine a spot exchange rate if it is not (January 1, 2025).

We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, and we currently do not expect any material impacts.

(h)ADDITIONAL MATERIAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS
When preparing our consolidated financial statements, we make judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. The accounting policies applied in 2023 were consistent with those applied in 2022. Our material accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:
•information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•information on our material accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
3	Business Combinations	13	X	X	X
5	Reportable Segments	21	X		X
6	Revenue Recognition	23	X	X	X
8	Property, Plant and Equipment	27	X	X	X
9	Leases	29	X	X	X
10	Intangible Assets and Goodwill	31	X	X	X
11	Restructuring, Acquisition and Other	34	X		X
14	Income Taxes	36	X		X
15	Earnings Per Share	38	X
16	Accounts Receivable	38	X		X
17	Inventories	39	X
19	Financial Instruments	40	X	X	X
20	Investments	52	X	X
22	Provisions	56	X	X	X
25	Post-Employment Benefits	63	X	X
27	Stock-Based Compensation	69	X	X
30	Commitments and Contingent Liabilities	74	X		X

NOTE 3: BUSINESS COMBINATIONS

ACCOUNTING POLICY
We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred, the equity interests we issued, and the liabilities we incurred to former owners of the subsidiary.

Rogers Communications Inc.	13	2023 Annual Financial Statements

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

ESTIMATES
We use estimates in determining the value of assets acquired and liabilities assumed in business combinations, most significantly property, plant and equipment and intangible assets, including the related deferred tax impacts.

JUDGMENTS
We use significant judgment to determine what is, and what is not, part of a business combination, including the timing of when control transfers to us. This requires assessing the nature of other transactions entered into with the acquiree to ensure we account for the business combination using only the consideration transferred for the assets acquired and liabilities assumed in the exchange.

We also use significant judgment in determining the valuation methodologies applied to various assets and liabilities.

ACQUISITION OF SHAW COMMUNICATIONS INC.
On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw (Shaw Transaction) for total consideration of $20.5 billion, consisting of:
•$19 billion of cash (consisting of $13 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
•approximately $1.5 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (based on the opening share price of Rogers Class B Non-Voting Shares on April 3, 2023 of $61.33).

On April 3, 2023, the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, were sold to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. In connection with the closing of the Freedom Transaction, Rogers entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services, including:
•continued access to Shaw's "Go WiFi" hotspots for Freedom Mobile subscribers;
•roaming services on an incidental, non-permanent basis;
•wholesale mobile virtual network operator access services;
•third-party Internet access services; and
•certain backhaul, backbone, and other transport services.

As consideration for the above sale and long-term commercial arrangements, Quebecor paid $2.85 billion as adjusted pursuant to the terms of the divestiture agreement, resulting in net cash received of $2.15 billion after accounting for the Freedom debt assumed by Quebecor.

Rogers and Quebecor are providing each other with customary transition services as necessary to facilitate (i) the operation of the Freedom and Shaw Mobile businesses for a period of time post-closing and (ii) the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers were acquired by Rogers.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. As a result, the assumed senior notes now rank equally with RCI's other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw's payment obligations under those senior notes.

Regulatory approval
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), including:
•$1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps

Rogers Communications Inc.	14	2023 Annual Financial Statements

upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
•$2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
•expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
•maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
•continuing to offer wireless plans to existing Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

If any material element of any of the above commitments is not met, we could be liable to pay ISED $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date. As at December 31, 2023, we were in compliance with these requirements.

The acquired Shaw business
The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products as at April 3, 2023, include Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta). The Shaw business we acquired has expanded our cable network footprint, allowing us to provide cable services in most provinces across the country.

The results from the acquired Shaw wireline operations are included in our Cable segment and the results of the acquired Shaw Mobile operations are included in our Wireless segment, from the date of acquisition, consistent with our reportable segment definitions.

Rogers Communications Inc.	15	2023 Annual Financial Statements

Purchase price allocation
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities as at April 3, 2023. Updates from the preliminary purchase price allocation primarily reflect revised fair values for (i) certain subclasses of network assets within property, plant and equipment ($539 million increase) and customer relationship intangible assets ($340 million decrease) and the resulting impact on deferred tax liabilities ($243 million increase), (ii) other current assets ($127 million increase), and (iii) goodwill ($119 million decrease).

(In millions of dollars)	Total

Cash consideration [1]	19,033
Issuance of 23.6 million Class B Non-Voting shares [2]	1,450
Fair value of consideration transferred	20,483

Net identifiable asset or liability:
Accounts receivable (net of allowance for doubtful accounts of $31 million)	310
Other current assets [3]	2,448
Property, plant and equipment [4]	8,022
Intangible assets [5]	5,974
Investments	123
Other long-term assets [3]	48
Bank advances	(25)
Short-term borrowings [6]	(200)
Accounts payable and accrued liabilities	(545)
Other current liabilities	(33)
Contract liabilities [7]	(164)
Current portion of long-term debt [8]	(1,000)
Current portion of lease liabilities [9]	(59)
Provisions	(6)
Long-term debt [8]	(3,526)
Lease liabilities [9]	(268)
Other long-term liabilities [10]	(109)
Deferred tax liabilities [11]	(2,693)
Total fair value of identifiable net assets acquired	8,297
Goodwill [12]	12,186
1    Includes $151 million of cash used to settle Shaw stock-based compensation programs.
2    Recorded at fair value based on the market price of RCI Class B Non-Voting shares on the acquisition date.
3    Consists of contract assets, inventories, prepaid expenses, and other assets as described in note 31.
4    Includes land and buildings, cable networks, computer equipment and software, customer premise equipment, leasehold improvements, equipment and vehicles, and right-of-use assets. Property, plant and equipment (excluding land) are expected to be amortized over remaining useful lives of 1 to 36 years.
5    Includes customer relationships, brand names, and other intangible assets. Intangible assets of $270 million, $5,314 million, and $390 million were allocated to our Wireless, Cable West (i.e. legacy Shaw), and Satellite cash-generating units (CGUs), respectively. Customer relationships, brand names, and other intangible assets are expected to be amortized over average useful lives of eight to fifteen years, three years, and fifteen years, respectively.
6    Short-term borrowings were repaid in April 2023 (see note 21).
7    Represents the fair value of the cost required to fulfill the related contractual obligations.
8    Represents the notional principal value of Shaw's outstanding senior notes of $4,550 million and the fair value decrement of $24 million, which will be amortized into finance costs using the effective interest method over the respective remaining terms of the outstanding senior notes, representing a weighted average term to maturity of 9.7 years and weighted average interest rate of 4.7%.
9    Represents the present value of future lease payments at the April 3, 2023 incremental borrowing rate of the consolidated company.
10    Includes the fair value of the cost required to fulfill the related pension and post-employment obligations.
11    Represents the net deferred income tax liability relating to the estimated fair values of assets acquired and liabilities assumed.
12    Goodwill arises principally from the expected synergies following the integration of Shaw, and future growth of our combined business and customer base as a result of the acquisition. Goodwill is not deductible for tax purposes. Goodwill arising from the transaction of $432 million, $11,675 million, and $79 million has been allocated to our Wireless, Cable (group), and Satellite CGUs, respectively.

Property, plant and equipment
The table below summarizes the property, plant and equipment acquired from Shaw on closing as at December 31, 2023.

(In millions of dollars)	Land and buildings	Cable networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of-use assets (note 19)	Total property, plant and equipment

Acquired from business combination	308	5,926	370	640	78	99	273	7,694	328	8,022
Depreciation since April 3, 2023	7	695	80	166	27	10	—	985	68	1,053
Net carrying amount	301	5,231	290	474	51	89	273	6,709	260	6,969

Rogers Communications Inc.	16	2023 Annual Financial Statements

Property, plant and equipment will be amortized over their remaining estimated useful lives, estimated as follows.

Asset	Basis	Estimated remaining useful life
Buildings	Diminishing balance	1 to 36 years
Cable and wireless network	Straight-line	1 to 30 years
Computer equipment and software	Straight-line	1 to 10 years
Customer premise equipment	Straight-line	1 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	1 to 10 years
Right-of-use assets	Straight-line	Over remaining lease term

The valuation of the acquired property, plant and equipment, and particularly the long-lived fibre and access network assets, was complex and required significant estimation. This required considerable estimates in determining, for example, the size, length, age, and replacement cost of Shaw's network, including various underlying characteristics, such as type of network infrastructure (for example, fibre optic or coaxial cable), geography (rural or urban), and placement (aerial or underground). Each of these characteristics can have a significantly different cost to build or replace, and therefore fair value. Changes in any of these estimates and assumptions can also have a significant impact on the valuation of the acquired property, plant and equipment.

Property, plant and equipment (other than land and building) was primarily valued using a depreciated replacement cost approach, which required estimating the gross replacement cost of each asset (either through direct comparison to current prices or by applying inflationary factors to historical costs) and then applying a depreciation factor to reflect the age of the in-service asset.

Land and building assets were valued using an income approach (for buildings) and a direct market comparison approach (for the underlying land). This involved assessing comparable properties in the relevant markets to identify characteristics, such as vacancy rates and income capitalization rates, to apply to the valuation of each building. The land was valued by comparing to similar plots of land in the relevant markets.

Intangible assets
The table below summarizes the intangible assets acquired from Shaw on closing as at December 31, 2023.

(In millions of dollars)	Customer relationships	Brand names	Other intangible assets	Total intangible assets	Goodwill	Total intangible assets and goodwill

Acquired from business combination	5,880	75	19	5,974	12,186	18,160
Amortization since April 3, 2023	384	19	1	404	—	404
Net carrying amount	5,496	56	18	5,570	12,186	17,756

Customer relationships will be amortized over their estimated useful lives of eight to fifteen years. Brand names will be amortized over their estimated useful life of three years. Other intangible assets will be amortized over their estimated useful life of fifteen years.

The valuation of the acquired intangible assets, particularly customer relationships, required significant estimation and judgment. For customer relationships, we used the multi-period excess earnings method to estimate a value, which requires estimates to determine expected subscriber churn rates and the expected cash flow that would be provided by each subscriber, including an assessment of synergies to be realized. We also used judgment in selecting the appropriate discount rate to apply to the gross cash flows for each asset. Changes in any of these estimates and assumptions can also have a significant impact on the valuation of the acquired customer relationship assets.

Pro forma information
Revenue of approximately $3.2 billion and a net loss of approximately $200 million from the acquired Shaw operations are included in the consolidated statement of income from the date of acquisition. Our consolidated revenue and net income for the year ended December 31, 2023 would have been approximately $20.4 billion and $650 million, respectively, had the Shaw Transaction closed on January 1, 2023. These pro forma amounts reflect financing costs, depreciation and amortization of applicable elements of the purchase price allocation, related tax adjustments, and the elimination of intercompany transactions.

Rogers Communications Inc.	17	2023 Annual Financial Statements

OTHER ACQUISITIONS
During the year ended December 31, 2023, we made two individually immaterial acquisitions, including:
•BAI Communications' Canadian operations (BAI Canada), in April 2023; and
•Comwave, a cable services reseller based in Ontario, in November 2023.

The acquired operations did not have a significant impact on our consolidated revenue or results of operations during the year ended December 31, 2023, nor would they have had a significant impact had both closed on January 1, 2023.

Purchase price allocations
The table below summarizes the aggregated purchase price allocations for these acquisitions.

(In millions of dollars)	Total

Cash consideration [1]	153
Fair value of consideration	153

Net identifiable asset or liability:
Current assets	12
Property, plant and equipment	20
Intangible assets [2]	83
Accounts payable and accrued liabilities	(11)
Long-term liabilities	(3)
Deferred tax liabilities	(11)
Total fair value of identifiable net assets acquired	90
Goodwill [3]	63
1    Includes $12 million of cash not yet paid that is subject to customary closing conditions.
2    Primarily reflects customer relationships with estimated useful lives of 6 to 20 years.
3    Goodwill arises principally from the expected synergies following these acquisitions and future growth of our combined businesses as a result of the acquisitions. Goodwill is not deductible for tax purposes.

NOTE 4: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient available liquidity to meet all our commitments and to execute our business plan. We define capital we manage as shareholders' equity, indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities), net of cash and cash equivalents, restricted cash and cash equivalents, and derivative instruments.

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board as necessary, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

The wholly owned subsidiary through which our credit card programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires a minimum level of regulatory capital be maintained. Our subsidiary was in compliance with that requirement as at December 31, 2023 and 2022. The capital requirements are not material to us as at December 31, 2023 or December 31, 2022.

With the exception of our credit card programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements.

KEY METRICS AND RATIOS
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings,

Rogers Communications Inc.	18	2023 Annual Financial Statements

which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As a result of the Shaw Transaction (see note 3) on April 3, 2023, our adjusted net debt increased due to the drawings on our $6 billion term loan facility (see note 23), the debt assumed from Shaw, and the use of restricted cash, and our debt leverage ratio increased correspondingly. In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales, and debt repayment, as applicable. As at December 31, 2023 and 2022, we met our objectives for these metrics.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2023	2022

Adjusted net debt [1,2,3]	43,134	21,184
Divided by: trailing 12-month adjusted EBITDA	8,581	6,393

Debt leverage ratio	5.0	3.3
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    Effective in 2023, we amended our calculation of adjusted net debt such that we include our US dollar-denominated debt at the hedged foreign exchange rate. Our US dollar-denominated debt is 100% hedged and we believe this presentation is better representative of the economic obligations on this debt. Previously, our calculation of adjusted net debt had included a current fair market value of the net debt derivative assets.
3    For the purposes of calculating adjusted net debt prior to closing the Shaw Transaction, we deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including Shaw for the period since the Shaw Transaction closed in April 2023 to December 2023 and standalone Rogers results prior to April 2023.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Adjusted EBITDA	5	8,581	6,393
Deduct (add):
Capital expenditures [1]	8, 31	3,934	3,075
Interest on borrowings, net and capitalized interest	12	1,794	1,090
Cash income taxes [2]		439	455

Free cash flow		2,414	1,773
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences or additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Rogers Communications Inc.	19	2023 Annual Financial Statements

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Cash provided by operating activities		5,221	4,493
Add (deduct):
Capital expenditures	8, 31	(3,934)	(3,075)
Interest on borrowings, net and capitalized interest	12	(1,794)	(1,090)
Interest paid, net		1,780	1,054
Restructuring, acquisition and other	11	685	310
Program rights amortization	10	(70)	(61)
Change in net operating assets and liabilities	31	627	152
Other adjustments [1]	13, 25	(101)	(10)

Free cash flow		2,414	1,773
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at December 31, 2023 and 2022, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our non-revolving credit facility (term loan facility) that had an initial credit limit of $6 billion (see note 19) related to the Shaw Transaction is not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction and the facility is fully drawn. Our Canada Infrastructure Bank credit agreement (see note 23) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

As at December 31, 2023		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		800	—	—	—	800
Bank credit facilities [2]:
Revolving	23	4,000	—	10	151	3,839
Non-revolving	21	500	—	—	—	500
Outstanding letters of credit	23	243	—	243	—	—
Receivables securitization [2]	21	2,400	1,600	—	—	800

Total		7,943	1,600	253	151	5,939
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

Rogers Communications Inc.	20	2023 Annual Financial Statements

As at December 31, 2022		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		463	—	—	—	463
Bank credit facilities [2]:
Revolving	23	4,000	—	8	215	3,777
Non-revolving	21	1,000	375	—	—	625
Outstanding letters of credit	23	75	—	75	—	—
Receivables securitization [2]	21	2,400	2,400	—	—	—

Total		7,938	2,775	83	215	4,865
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

NOTE 5: SEGMENTED INFORMATION

ACCOUNTING POLICY
Reportable segments
We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

JUDGMENTS
We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

REPORTABLE SEGMENTS
Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Rogers Communications Inc.	21	2023 Annual Financial Statements

INFORMATION BY SEGMENT

Year ended December 31, 2023	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	6	10,222	7,005	2,335	(254)	19,308
Operating costs	7	5,236	3,231	2,258	2	10,727

Adjusted EBITDA		4,986	3,774	77	(256)	8,581

Depreciation and amortization	8, 9, 10					4,121
Restructuring, acquisition and other	11					685
Finance costs	12					2,047
Other expense	13					362

Income before income tax expense						1,366

Capital expenditures	8	1,625	1,865	250	194	3,934
Goodwill	10	1,634	13,677	969	—	16,280
Total assets		28,613	34,099	2,896	3,674	69,282

Year ended December 31, 2022	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	6	9,197	4,071	2,277	(149)	15,396
Operating costs	7	4,728	2,013	2,208	54	9,003

Adjusted EBITDA		4,469	2,058	69	(203)	6,393

Depreciation and amortization	8, 9, 10					2,576
Restructuring, acquisition and other	11					310
Finance costs	12					1,233
Other income	13					(15)

Income before income tax expense						2,289

Capital expenditures	8	1,758	1,019	142	156	3,075
Goodwill	10	1,160	1,902	969	—	4,031
Total assets		26,298	8,040	2,693	18,624	55,655

Rogers Communications Inc.	22	2023 Annual Financial Statements

NOTE 6: REVENUE

ACCOUNTING POLICY
Contracts with customers
We record revenue from contracts with customers in accordance with the five steps in IFRS 15, Revenue from contracts with customers, as follows:
1.identify the contract with a customer;
2.identify the performance obligations in the contract;
3.determine the transaction price, which is the total consideration provided by the customer;
4.allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5.recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and smart home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations or is displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Toronto Blue Jays' home game admission and concessions	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement, which redistributes funds between member clubs based on each club's relative revenue, as well as other league distributions	In the applicable period, when the amount is determinable
Today's Shopping Choice and Toronto Blue Jays merchandise	When the goods are transferred to the end customer
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on contracts with significant financing components and on credit card receivables using the effective interest method in accordance with IFRS 9, Financial Instruments.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Holders of the Rogers Mastercard have the option to finance devices through Rogers Bank over 36-month or 48-month terms. Payment terms for typical Media performance obligations range from immediate (e.g. Toronto Blue Jays tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets

Rogers Communications Inc.	23	2023 Annual Financial Statements

primarily relate to our rights to consideration for the transfer of wireless devices. Our long-term contract assets are recognized in "other long-term assets" on our Consolidated Statements of Financial Position.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods. Our long-term contract liabilities are recognized in "other long-term liabilities" on our Consolidated Statements of Financial Position.

A portion of our contract liabilities relates to discounts provided to customers on our device financing contracts. Due to the allocation of the transaction price to the performance obligations, the financing receivable we recognize is greater than the related equipment revenue. As a result, we recognize a contract liability simultaneously with the financing receivable and equipment revenue and subsequently reduce the contract liability on a monthly basis.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets
We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in "other assets" and amortize them to "operating costs" over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 consecutive months.

ESTIMATES
We use estimates in the following key areas:
•determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and
•determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS
We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements
Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination and to estimate the extent of device returns.

Rogers Communications Inc.	24	2023 Annual Financial Statements

CONTRACT ASSETS
Below is a summary of our contract assets from contracts with customers, net of an allowance for doubtful accounts, and the significant changes in those balances during the years ended December 31, 2023 and 2022.

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Balance, beginning of year		197	204
Additions from new contracts with customers, net of terminations and renewals		204	121
Contract assets acquired	3	35	—
Amortization of contract assets to accounts receivable		(160)	(128)

Balance, end of year		276	197

Current		163	111
Long-term		113	86

Balance, end of year		276	197

CONTRACT LIABILITIES
Below is a summary of our contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2023 and 2022.

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Balance, beginning of year		461	446
Contract liabilities assumed	3	164	—
Revenue deferred in previous year and recognized as revenue in current year		(574)	(397)
Net additions from contracts with customers		993	412

Balance, end of year		1,044	461

Current		773	400
Long-term		271	61

Balance, end of year		1,044	461

DEFERRED COMMISSION COST ASSETS
Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2023 and 2022. The deferred commission cost assets are presented within "other current assets" (when they will be amortized into net income within one year of the date of the financial statements) or other long-term assets.

	Years ended December 31
(In millions of dollars)	2023	2022

Balance, beginning of year	374	312
Additions to deferred commission cost assets	492	363
Amortization recognized on deferred commission cost assets	(378)	(301)

Balance, end of year	488	374

Current	341	265
Long-term	147	109

Balance, end of year	488	374

Rogers Communications Inc.	25	2023 Annual Financial Statements

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS
The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2023. The unsatisfied portion of the transaction price of the performance obligations relates primarily to monthly services; we expect to recognize it substantially over the next three to five years.

(In millions of dollars)	2024	2025	2026	Thereafter	Total
Telecommunications service	4,290	1,877	412	593	7,172

We have elected to utilize the following practical expedients and not disclose:
•the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
•the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

DISAGGREGATION OF REVENUE

	Years ended December 31
(In millions of dollars)	2023	2022

Wireless
Service revenue	7,802	7,131
Equipment revenue	2,420	2,066

Total Wireless	10,222	9,197

Cable
Service revenue	6,962	4,046
Equipment revenue	43	25

Total Cable	7,005	4,071

Total Media	2,335	2,277

Corporate items and intercompany eliminations	(254)	(149)

Total revenue	19,308	15,396

Total service revenue	16,845	13,305
Total equipment revenue	2,463	2,091

Total revenue	19,308	15,396

NOTE 7: OPERATING COSTS

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Cost of equipment sales	17	2,451	2,141
Merchandise for resale	17	217	235
Other external purchases		5,606	4,401
Employee salaries, benefits, and stock-based compensation		2,453	2,226

Total operating costs		10,727	9,003

Rogers Communications Inc.	26	2023 Annual Financial Statements

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY
The following accounting policy applies to property, plant and equipment excluding right-of-use assets. Our accounting policy for right-of-use assets is included in note 9.

Recognition and measurement, including depreciation
We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:
•the cost of materials and direct labour;
•costs directly associated with bringing the assets to a working condition for their intended use;
•expected costs of decommissioning the items and restoring the sites on which they are located (see note 22); and
•borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	15 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing, including recognition and measurement of an impairment charge
See "Impairment Testing" in note 10 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

ESTIMATES
Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates as described in note 10 in determining the recoverable amount of property, plant and equipment.

JUDGMENTS
We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

Rogers Communications Inc.	27	2023 Annual Financial Statements

DETAILS OF PROPERTY, PLANT AND EQUIPMENT
The tables below summarize our property, plant and equipment as at December 31, 2023 and 2022.

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of- use assets (note 9)	Total property, plant and equipment
Cost
As at January 1, 2023	1,283	23,110	6,992	2,097	711	1,312	1,706	37,211	2,928	40,139
Additions and transfers	108	2,377	868	259	39	106	285	4,042	751	4,793
Acquisitions from business combinations (note 3)	308	5,946	370	640	78	99	273	7,714	328	8,042
Disposals and other	(252)	(934)	(299)	7	(11)	(66)	—	(1,555)	(263)	(1,818)
As at December 31, 2023	1,447	30,499	7,931	3,003	817	1,451	2,264	47,412	3,744	51,156

Accumulated depreciation
As at January 1, 2023	567	14,949	5,079	1,748	390	955	—	23,688	877	24,565
Depreciation	55	1,918	810	402	66	80	—	3,331	371	3,702
Disposals and other	(148)	(827)	(299)	(77)	(9)	(18)	—	(1,378)	(65)	(1,443)
As at December 31, 2023	474	16,040	5,590	2,073	447	1,017	—	25,641	1,183	26,824

Net carrying amount
As at January 1, 2023	716	8,161	1,913	349	321	357	1,706	13,523	2,051	15,574
As at December 31, 2023	973	14,459	2,341	930	370	434	2,264	21,771	2,561	24,332

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of- use assets (note 9)	Total property, plant and equipment
Cost
As at January 1, 2022	1,241	22,307	6,607	1,955	680	1,253	1,330	35,373	2,626	37,999
Additions and transfers	44	1,657	729	165	34	70	376	3,075	451	3,526
Acquisitions from business combinations	—	10	—	—	—	—	—	10	—	10
Disposals and other	(2)	(864)	(344)	(23)	(3)	(11)	—	(1,247)	(149)	(1,396)
As at December 31, 2022	1,283	23,110	6,992	2,097	711	1,312	1,706	37,211	2,928	40,139

Accumulated depreciation
As at January 1, 2022	531	14,642	4,682	1,604	353	880	—	22,692	641	23,333
Depreciation	36	1,170	739	210	40	86	—	2,281	274	2,555
Disposals and other	—	(863)	(342)	(66)	(3)	(11)	—	(1,285)	(38)	(1,323)
As at December 31, 2022	567	14,949	5,079	1,748	390	955	—	23,688	877	24,565

Net carrying amount
As at January 1, 2022	710	7,665	1,925	351	327	373	1,330	12,681	1,985	14,666
As at December 31, 2022	716	8,161	1,913	349	321	357	1,706	13,523	2,051	15,574

During 2023, we recognized capitalized interest on property, plant and equipment at a weighted average rate of approximately 4.8% (2022 - 4.3%).
Annually, we perform an analysis to identify fully depreciated assets that have been retired from active use. In 2023, this resulted in an adjustment to cost and accumulated depreciation of $1,167 million (2022 - $1,209 million). The disposals had nil impact on the Consolidated Statements of Income.

ASSETS HELD FOR SALE
As at December 31, 2023, we have classified certain land and building assets with a net book value totaling $137 million as “assets held for sale” on our Consolidated Statement of Financial Position. The assets are held as “Corporate” assets. We expect to complete the sales of these assets during 2024.

Rogers Communications Inc.	28	2023 Annual Financial Statements

NOTE 9: LEASES

ACCOUNTING POLICY
At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:
•the contract involves the use of an identified asset;
•we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•we have the right to direct the use of the asset.

LESSEE ACCOUNTING
We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:
•the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
•any initial direct costs incurred; and
•an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:
•the non-cancellable period of the lease;
•periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or rate;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments
Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

Rogers Communications Inc.	29	2023 Annual Financial Statements

LESSOR ACCOUNTING
When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis.

ESTIMATES
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS
Lessee
We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

Lessor
We make judgments in determining whether a lease should be classified as an operating lease or a finance lease based on if the agreement transfers substantially all the risks and rewards incidental to ownership of the underlying asset.

LEASE LIABILITIES
We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings, as well as customer premise equipment. The non-cancellable contract periods for our leases typically range from five to twenty years. Variable lease payments during 2023 were $26 million (2022 - $20 million).

Rogers Communications Inc.	30	2023 Annual Financial Statements

Below is a summary of the activity related to our lease liabilities for the year ended December 31, 2023. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $591 million as at December 31, 2023 (2022 - $400 million).

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Lease liabilities, beginning of year		2,028	1,957
Net additions		600	383
Lease liabilities assumed	3	327	—
Interest expense on lease liabilities		111	80
Interest payments on lease liabilities		(103)	(76)
Principal payments of lease liabilities		(370)	(316)

Lease liabilities, end of year		2,593	2,028

Current liability		504	362
Long-term liability		2,089	1,666

Lease liabilities		2,593	2,028

NOTE 10: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY
RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION
Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin amortizing intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:
•its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives
We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and the Rogers and Fido brand names.

Finite useful lives
We amortize intangible assets with finite useful lives, other than acquired program rights, into "depreciation and amortization" on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 20 years
Brand names (Shaw)	3 years
Other intangible assets	15 to 20 years

Acquired program rights
Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize "program rights" on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in "operating costs" on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

Rogers Communications Inc.	31	2023 Annual Financial Statements

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the programming is aired or rights are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in "other current assets" on our Consolidated Statements of Financial Position, as the rights will be consumed within one year of the date of the financial statements.

Goodwill
We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING
We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment annually as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire cash-generating unit (CGU) to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies and future growth of the business combinations from which the goodwill arose.

Recognition and measurement of an impairment charge
An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:
•fair value less costs to sell; and
•value in use.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

ESTIMATES
We use estimates in determining the recoverable amount of long-lived assets. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:
•future cash flows;
•terminal growth rates; and
•discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:
•analyzing discounted cash flows - we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or
•using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

Rogers Communications Inc.	32	2023 Annual Financial Statements

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS
We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. For example, in Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

DETAILS OF INTANGIBLE ASSETS
The tables below summarize our intangible assets as at December 31, 2023 and 2022.

	Indefinite-life			Finite-life
(In millions of dollars)	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Brand names	Other	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost
As at January 1, 2023	11,714	330	420	1,674	189	—	—	14,327	4,252	18,579
Accumulated impairment losses	—	(99)	(14)	—	(5)	—	—	(118)	(221)	(339)
Cost, net of impairment losses	11,714	231	406	1,674	184	—	—	14,209	4,031	18,240
Additions	3	—	—	—	74	—	—	77	—	77
Acquisitions from business combinations (note 3)	—	—	—	5,930	—	75	52	6,057	12,249	18,306
Disposals and other [1]	—	—	—	—	(63)	—	—	(63)	—	(63)
As at December 31, 2023	11,717	231	406	7,604	195	75	52	20,280	16,280	36,560

Accumulated amortization
As at January 1, 2023	—	—	270	1,627	61	—	—	1,958	—	1,958
Amortization [2]	—	—	—	398	70	19	2	489	—	489
Disposals and other [1]	—	—	—	—	(63)	—	—	(63)	—	(63)
As at December 31, 2023	—	—	270	2,025	68	19	2	2,384	—	2,384

Net carrying amount
As at January 1, 2023	11,714	231	136	47	123	—	—	12,251	4,031	16,282
As at December 31, 2023	11,717	231	136	5,579	127	56	50	17,896	16,280	34,176
1    Includes disposals, impairments, reclassifications, and other adjustments.
2    Of the $489 million of total amortization, $70 million related to acquired program rights is included in other external purchases in "operating costs" (see note 7), and $419 million in "depreciation and amortization" on the Consolidated Statements of Income.

Rogers Communications Inc.	33	2023 Annual Financial Statements

	Indefinite-life			Finite-life
(In millions of dollars)	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost
As at January 1, 2022	11,714	330	420	1,669	210	14,343	4,245	18,588
Accumulated impairment losses	—	(99)	(14)	—	(5)	(118)	(221)	(339)
Cost, net of impairment losses	11,714	231	406	1,669	205	14,225	4,024	18,249
Additions	—	—	—	5	47	52	7	59
Disposals and other [1]	—	—	—	—	(68)	(68)	—	(68)
As at December 31, 2022	11,714	231	406	1,674	184	14,209	4,031	18,240

Accumulated amortization
As at January 1, 2022	—	—	270	1,606	68	1,944	—	1,944
Amortization [2]	—	—	—	21	61	82	—	82
Disposals and other [1]	—	—	—	—	(68)	(68)	—	(68)
As at December 31, 2022	—	—	270	1,627	61	1,958	—	1,958

Net carrying amount
As at January 1, 2022	11,714	231	136	63	137	12,281	4,024	16,305
As at December 31, 2022	11,714	231	136	47	123	12,251	4,031	16,282
1    Includes disposals, impairments, reclassifications, and other adjustments.
2    Of the $82 million of total amortization, $61 million related to acquired program rights is included in other external purchases in "operating costs" (see note 7), and $21 million in "depreciation and amortization" on the Consolidated Statements of Income.

ANNUAL IMPAIRMENT TESTING
For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, significantly correspond to our operating segments as disclosed in note 5. Our Cable operating segment as disclosed in note 5 is composed of our Cable East (legacy Rogers) and Cable West (legacy Shaw) CGUs (collectively the "Cable group" in the table below) and our Satellite CGU.

Below is an overview of the methods and key assumptions we used in 2023, as of October 1, to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)

Wireless	1,634	11,851	Value in use	5	2.0	8.5
Cable group	13,598	—	Value in use	5	1.0	7.9
Media group	969	232	Fair value less cost to sell	5	2.0	13.2

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2023 or 2022 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

NOTE 11: RESTRUCTURING, ACQUISITION AND OTHER

ACCOUNTING POLICY
We define restructuring costs as employee costs associated with the targeted restructuring of our employee base, or other costs associated with significant changes in either the scope of business activities or the manner in which business is conducted. Acquisition and integration costs are directly attributable to investigating or completing an acquisition or to integrating an acquired business. Other costs are costs that, in management's judgment about their nature, should be segregated from ongoing operating expenses.

JUDGMENTS
We make significant judgments in determining the appropriate classification of costs to be included in "restructuring, acquisition and other".

Rogers Communications Inc.	34	2023 Annual Financial Statements

RESTRUCTURING, ACQUISITION AND OTHER COSTS

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Restructuring and other		365	118
Shaw Transaction-related costs	3	320	192

Total restructuring, acquisition and other		685	310

The Shaw Transaction-related costs in 2022 and 2023 consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. This includes significant costs in the second quarter of 2023 relating to closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2022 and 2023 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which in 2023, also included costs associated with a voluntary departure program. These costs also included costs related to real estate rationalization programs.

NOTE 12: FINANCE COSTS

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Total interest on borrowings [1]	23	1,981	1,354
Interest earned on restricted cash and cash equivalents		(149)	(235)

Interest on borrowings, net		1,832	1,119
Interest on lease liabilities	9	111	80
Interest on post-employment benefits	25	(13)	(1)
(Gain) loss on foreign exchange		(111)	127
Change in fair value of derivative instruments		108	(126)
Capitalized interest		(38)	(29)
Deferred transaction costs and other		158	63

Total finance costs		2,047	1,233
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS
We recognized $111 million in net foreign exchange gains in 2023 (2022 - $127 million in net losses). These gains were primarily attributed to our $6 billion term loan facility (see note 23) and our US CP program borrowings (see note 19).

These foreign exchange gains were offset by the $108 million loss related to the change in fair value of derivatives (2022 - $126 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

NOTE 13: OTHER EXPENSE (INCOME)

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Losses from associates and joint ventures	20	412	31
Other investment income		(50)	(46)

Total other expense (income)		362	(15)

Rogers Communications Inc.	35	2023 Annual Financial Statements

NOTE 14: INCOME TAXES

ACCOUNTING POLICY
Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:
•the same taxable entity; or
•different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

JUDGMENTS
We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

INCOME TAX EXPENSE

	Years ended December 31
(In millions of dollars)	2023	2022

Current tax expense:
Current taxes	327	325
Total current tax expense	327	325

Deferred tax expense:
Origination of temporary differences	138	284
Change in tax rate	52	—
Total deferred tax expense	190	284

Total income tax expense	517	609

Rogers Communications Inc.	36	2023 Annual Financial Statements

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31
(In millions of dollars, except tax rates)	2023	2022

Statutory income tax rate	26.2%	26.5%
Income before income tax expense	1,366	2,289

Computed income tax expense	358	607
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	9	10
Non-deductible (taxable) portion of equity losses (income)	(1)	9
Revaluation of deferred tax balances due to corporate reorganization-driven change in income tax rate	52	—
Non-taxable portion of capital gains	(1)	(5)
Non-taxable income from security investments	(16)	(12)
Non-deductible loss on joint venture's non-controlling interest purchase obligation	111	—
Other	5	—

Total income tax expense	517	609
Effective income tax rate	37.8%	26.6%

DEFERRED TAX ASSETS AND LIABILITIES
Below is a summary of the movement of net deferred tax assets and liabilities during 2023 and 2022.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Lease liabilities	Contract and deferred commission cost assets	Other	Total

December 31, 2022	(2,149)	(1,754)	(89)	458	(87)	(31)	(3,652)
(Expense) recovery in net income	(95)	(89)	35	14	(36)	(19)	(190)
Recovery in other comprehensive income	—	—	52	—	—	115	167
Acquisitions	(1,265)	(1,473)	—	82	—	(48)	(2,704)

December 31, 2023	(3,509)	(3,316)	(2)	554	(123)	17	(6,379)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Lease liabilities	Contract and deferred commission cost assets	Other	Total

December 31, 2021	(2,025)	(1,578)	(135)	449	(124)	(26)	(3,439)
(Expense) recovery in net income	(124)	(175)	(1)	9	37	(30)	(284)
Recovery in other comprehensive income	—	—	47	—	—	24	71
Acquisitions	—	(1)	—	—	—	1	—

December 31, 2022	(2,149)	(1,754)	(89)	458	(87)	(31)	(3,652)

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2023	2022

Realized capital losses in Canada that can be applied against future capital gains	73	73
Unrealized capital losses on debt and derivative instruments	926	282
Tax losses in foreign jurisdictions [1]	71	73
Deductible temporary differences in foreign jurisdictions	41	13

Total unrecognized temporary differences	1,111	441
1    $42 million of the tax losses in foreign jurisdictions expire between 2024 and 2037, the remaining $29 million can be carried forward indefinitely.

Rogers Communications Inc.	37	2023 Annual Financial Statements

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 15: EARNINGS PER SHARE

ACCOUNTING POLICY
We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

EARNINGS PER SHARE CALCULATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2023	2022

Numerator (basic) - Net income for the year	849	1,680

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	523	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1

Weighted average number of shares outstanding - diluted	524	506

Earnings per share:
Basic	$1.62	$3.33
Diluted	$1.62	$3.32

For the years ended December 31, 2023 and 2022, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2023 was reduced by $2 million (2022 - $2 million) in the diluted earnings per share calculation.

For the year ended December 31, 2023, there were 8,742,224 options out of the money (2022 - 7,806,315) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 16: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY
Accounts receivable represent (i) amounts owing to us that are currently due and collectible and (ii) amounts owed to us under device financing agreements that have not yet been billed. We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

Rogers Communications Inc.	38	2023 Annual Financial Statements

ACCOUNTS RECEIVABLE BY TYPE

		As at December 31
(In millions of dollars)	Note	2023	2022

Customer accounts receivable		5,236	4,417
Other accounts receivable		1,072	835
Allowance for doubtful accounts	19	(211)	(182)

Total accounts receivable		6,097	5,070

Current		4,996	4,184
Long-term		1,101	886

Total accounts receivable		6,097	5,070

The long-term portion of our accounts receivable is recorded within "financing receivables" on our Consolidated Statements of Financial Position and is composed of our financing receivables that will be billed to customers beyond one year of the date of the financial statements.

Below is a breakdown of our financing receivable balances.

	As at December 31
(In millions of dollars)	2023	2022

Current financing receivables	2,111	1,922
Long-term financing receivables	1,101	886

Total financing receivables	3,212	2,808

NOTE 17: INVENTORIES

ACCOUNTING POLICY
We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

INVENTORIES BY TYPE

	As at December 31
(In millions of dollars)	2023	2022

Wireless devices and accessories	361	357
Other finished goods and merchandise	95	81

Total inventories	456	438
Cost of equipment sales and merchandise for resale includes $2,668 million of inventory costs for 2023 (2022 - $2,376 million).

Rogers Communications Inc.	39	2023 Annual Financial Statements

NOTE 18: OTHER CURRENT ASSETS

		As at December 31
(In millions of dollars)	Note	2023	2022

Prepaid expenses		321	221
Current portion of deferred commission costs	6	341	265
Income tax receivable		274	14
Other		266	61

Total other current assets		1,202	561

NOTE 19: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY
Recognition
We initially recognize cash and cash equivalents, restricted cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement
We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method

Financial assets
Cash and cash equivalents	Amortized cost
Restricted cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]

Financial liabilities
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Lease liabilities	Amortized cost

Derivatives [2]
Debt derivatives [3]	FVTOCI and FVTPL
Interest rate derivatives	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]
1    Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.
2    Derivatives can be in an asset or liability position at a point in time historically or in the future.
3    Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. All debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI, with the exception of the debt derivatives related to our US dollar-denominated notes due 2025, which are not designated as hedges for accounting purposes.
4    Subsequent changes are offset against stock-based compensation expense or recovery in "operating costs".

Rogers Communications Inc.	40	2023 Annual Financial Statements

Offsetting financial assets and financial liabilities
We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements Forward cross-currency interest rate exchange agreements Forward foreign exchange agreements
Interest rate derivatives	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements Interest rate swap agreements Bond forwards
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio
Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using interest rate derivatives.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts
We defer transaction costs and discounts associated with issuing and amending long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve
The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Rogers Communications Inc.	41	2023 Annual Financial Statements

Impairment (expected credit losses)
We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next one year from the date of the financial statements. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables, financing receivables, and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within one year of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:
•contract assets - we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 6);
•accounts receivable - we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 16);
•financing receivables - we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 16); and
•investments measured at FVTOCI - we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets, accounts receivable, and financing receivables, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which the individual asset has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write off accounts receivable when they have been outstanding for a significant period of time.

ESTIMATES
Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments' discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

We make estimates when determining the credit losses we expect to recognize on an asset while taking into account whether we use a twelve-month period or the asset's lifetime.

JUDGMENTS
We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

Rogers Communications Inc.	42	2023 Annual Financial Statements

FINANCIAL RISKS
We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks

Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Interest rate derivatives	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price
1    Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK
Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our cash and cash equivalents, our accounts receivable, our financing receivables, and to our debt, interest rate, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our "accounts receivables" and "financing receivables" on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Accounts receivable and financing receivables
We measure our allowance for doubtful accounts related to our accounts receivable and financing receivables using lifetime expected credit losses. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable and financing receivables. As at December 31, 2023, $626 million (2022 - $513 million) of gross accounts receivable and financing receivables are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Rogers Communications Inc.	43	2023 Annual Financial Statements

Below is a summary of the aging of our customer accounts receivable, including financing receivables, net of the respective allowances for doubtful accounts.

	As at December 31
(In millions of dollars)	2023	2022

Customer accounts receivable
Unbilled financing receivables	3,212	2,808
Less than 30 days past billing date	1,270	977
30-60 days past billing date	324	236
61-90 days past billing date	118	111
Greater than 90 days past billing date	101	103

Total customer accounts receivable (net of allowances of $211 and $182, respectively)	5,025	4,235
Total contract assets (net of allowances of $2 and $2, respectively)	276	197

Total customer accounts receivable and contract assets	5,301	4,432

Below is a summary of the activity related to our allowance for doubtful accounts on total customer accounts receivable and contract assets.

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Balance, beginning of year		184	243
Allowance for doubtful accounts expense [1]		176	87
Acquired in business combination	3	31	—
Net use		(178)	(146)

Balance, end of year		213	184
1    Includes a $60 million reversal in 2022 of the remaining incremental $90 million COVID-19-related allowance for doubtful accounts recognized in 2020.

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance these controls will continue to be effective or our current credit loss experience will continue.

Derivative instruments
Credit risk related to our debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 4). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Rogers Communications Inc.	44	2023 Annual Financial Statements

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2023 and 2022.

December 31, 2023	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	1,750	1,750	1,750	—	—	—
Accounts payable and accrued liabilities	4,221	4,221	4,221	—	—	—
Long-term debt [1]	40,855	41,895	1,100	8,607	8,351	23,837
Lease liabilities	2,593	3,283	504	1,002	405	1,372
Other long-term financial liabilities	49	49	1	2	42	4
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	2,187	1,591	596	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(2,182)	(1,587)	(595)	—	—
Equity derivative instruments	—	(48)	(48)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	19,051	228	3,197	2,625	13,001
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(19,980)	(228)	(3,154)	(2,711)	(13,887)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	4,538	4,538	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(4,437)	(4,437)	—	—	—
Net carrying amount of derivatives liability	538
	50,006	50,327	7,633	9,655	8,712	24,327
1    Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.
2    Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2022	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	2,985	2,985	2,985	—	—	—
Accounts payable and accrued liabilities	3,722	3,722	3,722	—	—	—
Long-term debt [1]	31,733	32,855	1,828	4,152	6,954	19,921
Lease liabilities	2,028	2,616	362	716	320	1,218
Other long-term financial liabilities	10	10	—	3	2	5
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	1,200	1,200	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(1,300)	(1,300)	—	—	—
Equity derivative instruments	—	(54)	(54)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	20,221	1,543	2,382	3,295	13,001
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(22,131)	(1,986)	(2,470)	(3,454)	(14,221)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	215	215	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(215)	(215)	—	—	—
Net carrying amount of derivatives (asset)	(1,136)
	39,342	40,124	8,300	4,783	7,117	19,924
1    Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.
2    Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Rogers Communications Inc.	45	2023 Annual Financial Statements

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2023 and 2022.

December 31, 2023	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	2,049	3,784	2,608	14,201

December 31, 2022	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	1,503	2,639	2,163	13,345

MARKET PRICE RISK
Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our share price, will affect our income, cash flows, or the value of our financial instruments.

Market price risk - Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK
We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We typically designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2023, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2023.

INTEREST RATE RISK
We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings, bank credit facilities, and term loan facility. As at December 31, 2023, 85.6% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2022 - 91.2%).

Sensitivity analysis
Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, debt derivatives, interest rate derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2023 and 2022 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2023	2022	2023	2022
Share price of publicly traded investments
$1 change	—	—	—	17
Expenditure derivatives - change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	—	—	9	7
Short-term borrowings
1% change in interest rates	13	22	—	—
Bank credit facilities (floating)
1% change in interest rates	32	—	—	—

Rogers Communications Inc.	46	2023 Annual Financial Statements

DERIVATIVE INSTRUMENTS
As at December 31, 2023 and 2022, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net (liability) asset position for our various derivatives and a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:
As assets	4,557	1.1583	5,278	599	29	570
As liabilities	10,550	1.3055	13,773	(1,069)	(26)	(1,043)
Short-term debt derivatives not accounted for as hedges:
As liabilities	3,354	1.3526	4,537	(101)	(101)	—
Net mark-to-market debt derivative liability				(571)	(98)	(473)
Expenditure derivatives accounted for as cash flow hedges:
As assets	600	1.3147	789	4	3	1
As liabilities	1,050	1.3315	1,398	(19)	(7)	(12)
Net mark-to-market expenditure derivative liability				(15)	(4)	(11)
Equity derivatives not accounted for as hedges:
As assets	—	—	324	48	48	—
Net mark-to-market equity derivative asset				48	48	—

Net mark-to-market liability				(538)	(54)	(484)

	As at December 31, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:
As assets	7,834	1.1718	9,180	1,330	469	861
As liabilities	7,491	1.3000	9,738	(414)	(16)	(398)
Short-term debt derivatives not accounted for as hedges:
As assets	1,173	1.2930	1,517	72	72	—
Net mark-to-market debt derivative asset				988	525	463
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.2500	1,200	94	94	—
Net mark-to-market expenditure derivative asset				94	94	—
Equity derivatives not accounted for as hedges:
As assets	—	—	295	54	54	—

Net mark-to-market asset				1,136	673	463

Rogers Communications Inc.	47	2023 Annual Financial Statements

Below is a summary of the net cash proceeds on debt derivatives and forward contracts.

	Years ended December 31
(In millions of dollars)	2023	2022

Proceeds on debt derivatives related to US commercial paper	2,486	9,522
Proceeds on debt derivatives related to credit facility borrowings	47,126	507
Proceeds on debt derivatives related to senior notes	3,232	987
Total proceeds on debt derivatives	52,844	11,016

Payments on debt derivatives related to US commercial paper	(2,506)	(9,458)
Payments on debt derivatives related to credit facility borrowings	(47,136)	(498)
Payments on debt derivatives related to senior notes	(2,710)	(1,019)
Total payments on debt derivatives	(52,352)	(10,975)

Net proceeds on settlement of debt derivatives	492	41
Proceeds on Canadian dollar-denominated interest rate derivatives	—	113
Payments on US dollar-denominated Interest rate derivatives	—	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts	492	(11)

Below is a summary of the changes in fair value of our derivative instruments for 2023 and 2022.

Year ended December 31, 2023	Debt derivatives (hedged)	Debt derivatives (unhedged)	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	916	72	94	54	1,136
Proceeds received from settlement of derivatives	(3,232)	(49,612)	(1,297)	—	(54,141)
Payment on derivatives settled	2,710	49,642	1,479	—	53,831
Decrease in fair value of derivatives	(864)	(203)	(291)	(6)	(1,364)

Derivative instruments, end of year	(470)	(101)	(15)	48	(538)

Mark-to-market asset	599	—	4	48	651
Mark-to-market liability	(1,069)	(101)	(19)	—	(1,189)

Mark-to-market (liability) asset	(470)	(101)	(15)	48	(538)

Year ended December 31, 2022	Debt derivatives (hedged)	Debt derivatives (unhedged)	Interest rate derivatives	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	1,110	11	(243)	(19)	36	895
Proceeds received from settlement of derivatives	(987)	(10,029)	(112)	(1,248)	—	(12,376)
Payment on derivatives settled	1,019	9,956	165	1,239	—	12,379
(Decrease) increase in fair value of derivatives	(226)	134	190	122	18	238

Derivative instruments, end of year	916	72	—	94	54	1,136

Mark-to-market asset	1,330	72	—	94	54	1,550
Mark-to-market liability	(414)	—	—	—	—	(414)

Mark-to-market asset	916	72	—	94	54	1,136

Rogers Communications Inc.	48	2023 Annual Financial Statements

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings (see note 21). We typically designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

During 2023 and 2022, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2023			Year ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	38,205	1.348	51,517	—	—	—
Debt derivatives settled	34,964	1.348	47,126	400	1.268	507
Net cash (paid) received on settlement			(10)			9

US commercial paper program
Debt derivatives entered	1,803	1.357	2,447	6,745	1.302	8,781
Debt derivatives settled	1,848	1.345	2,486	7,292	1.306	9,522
Net cash (paid) received on settlement			(20)			64

We did not enter into any debt derivatives related to senior notes issued in 2023. In 2022, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued (see note 23). Below is a summary of the debt derivatives we entered to hedge senior and subordinated notes issued during 2022.

(In millions of dollars, except for coupon and interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.451%	1,334
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In October 2023, we repaid the entire outstanding principal amount of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity, resulting in a repayment of $877 million, net of $288 million received on settlement of the associated debt derivatives.

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with those senior notes, which we designated as hedges for accounting purposes. We received a net $60 million relating to these transactions.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at December 31, 2023, we had US$14,750 million (2022 - US$16,100 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives, at an average rate of $1.259/US$ (December 31, 2022 - $1.233/US$).

Rogers Communications Inc.	49	2023 Annual Financial Statements

During the year ended December 31, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at December 31, 2023 and 2022, we had no forward starting cross-currency swaps outstanding.

During 2023 and 2022, we entered and settled debt derivatives related to our outstanding lease liabilities as follows:

	Year ended December 31, 2023			Year ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	274	1.336	366	156	1.321	206
Debt derivatives settled	142	1.310	186	124	1.306	162

As at December 31, 2023, we had US$357 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2022 - US$225 million) with terms to maturity ranging from January 2024 to December 2026 (2022 - January 2023 to December 2025), at an average rate of $1.329/US$ (2022 - $1.306/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022 (see note 23), we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022 (see note 23), we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at December 31, 2023 and 2022, we had no interest rate derivatives outstanding.

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered and settled during 2023 and 2022 to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2023			Year ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	1,650	1.325	2,187	852	1.251	1,066
Expenditure derivatives acquired	212	1.330	282	—	—	—
Expenditure derivatives settled	1,172	1.262	1,479	960	1.291	1,239

As at December 31, 2023, we had US$1,650 million of expenditure derivatives outstanding (2022 - US$960 million), at an average rate of $1.325/US$ (2022 - $1.250/US$), with terms to maturity ranging from January 2024 to December 2025 (2022 - January 2023 to December 2023).

Equity derivatives
We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs (see note 27). The equity derivatives have terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes.

During the year ended December 31, 2023, we entered into 0.5 million equity derivatives (2022 - 0.5 million) with a weighted average price of $58.14 (2022 - $59.18) as a result of the issuance of performance RSUs in 2023.

As at December 31, 2023, we had equity derivatives outstanding for 6.0 million (2022 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $54.02 (2022 - $53.65).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

Rogers Communications Inc.	50	2023 Annual Financial Statements

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2023 or 2022.

Below is a summary of the financial instruments carried at fair value.

					As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)		Fair value (Level 3)
(In millions of dollars)	2023	2022	2023	2022	2023	2022	2023	2022
Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	—	1,200	—	1,200	—	—	—	—
Investments in private companies	118	53	—	—	—	—	118	53
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	599	1,330	—	—	599	1,330	—	—
Debt derivatives not accounted for as hedges	—	72	—	—	—	72	—	—
Expenditure derivatives accounted for as cash flow hedges	4	94	—	—	4	94	—	—
Equity derivatives not accounted for as hedges	48	54	—	—	48	54	—	—
Total financial assets	769	2,803	—	1,200	651	1,550	118	53

Financial liabilities
Long-term debt (including current portion)	40,855	31,733	—	—	39,001	29,355	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,069	414	—	—	1,069	414	—	—
Debt derivatives not accounted for as hedges	101	—	—	—	101	—	—	—
Expenditure derivatives accounted for as cash flow hedges	19	—	—	—	19	—	—	—
Total financial liabilities	42,044	32,147	—	—	40,190	29,769	—	—

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2023 and 2022.

Rogers Communications Inc.	51	2023 Annual Financial Statements

NOTE 20: INVESTMENTS

ACCOUNTING POLICY
Investments in publicly traded and private companies
We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:
•publicly traded companies - at fair value based on publicly quoted prices; and
•private companies - at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:
•joint ventures - when we have the rights to the net assets of the arrangement; and
•joint operations - when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures
At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

ESTIMATES
Significant estimates are required in determining the fair value of one of our joint ventures' obligations to purchase at fair value the non-controlling interest in one of its investments.

INVESTMENTS BY TYPE

	As at December 31
(In millions of dollars)	2023	2022

Investments in:
Publicly traded companies	—	1,200
Private companies	118	53
Investments, measured at FVTOCI	118	1,253
Investments, associates and joint ventures	480	835

Total investments	598	2,088

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Publicly traded companies
In December, 2023, we sold our interests in Cogeco Inc. and Cogeco Communications Inc. for $829 million to Caisse de dépôt et placement du Québec. This year, we recognized realized gains of $261 million and unrealized losses of nil (2022 - nil of realized losses and $381 million of unrealized losses) in other comprehensive income. As we had disposed of our entire interest in these two entities, we reclassified $367 million of gains, net of income taxes, within accumulated other comprehensive income from our FVTOCI investment reserve into retained earnings.

Rogers Communications Inc.	52	2023 Annual Financial Statements

INVESTMENTS, ASSOCIATES AND JOINT VENTURES
We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)
MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL's Toronto Maple Leafs, the NBA's Toronto Raptors, MLS' Toronto FC, the CFL's Toronto Argonauts, the AHL's Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel
Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2023	2022

Current assets	581	657
Long-term assets	3,423	3,187
Current liabilities	(1,109)	(1,559)
Long-term liabilities	(2,456)	(715)

Total net assets	439	1,570

Our share of net assets	290	831

Revenue	2,546	2,248
Expenses	(3,710)	(2,323)

Net loss	(1,164)	(75)

Our share of net loss	(589)	(31)

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value. During year ended December 31, 2023, we recognized a $422 million loss in other expense (income) related to our share of a change in the fair value of that obligation. As a result of the loss, the balance of this investment has been reduced to nil and we have an unrecognized loss related to that investment as at December 31, 2023 of $186 million, which is reflected in "our share of net assets" and "our share of net loss" in the table above.

NOTE 21: SHORT-TERM BORROWINGS

	As at December 31
(In millions of dollars)	2023	2022

Receivables securitization program	1,600	2,400
US commercial paper program (net of the discount on issuance)	150	214
Non-revolving credit facility borrowings	—	371

Total short-term borrowings	1,750	2,985

Rogers Communications Inc.	53	2023 Annual Financial Statements

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			1,600
Repayment of receivables securitization			(1,000)			—
Net (repayment of) proceeds received from receivables securitization			(1,000)			1,600

Proceeds received from US commercial paper	1,803	1.357	2,447	6,745	1.302	8,781
Repayment of US commercial paper	(1,858)	1.345	(2,499)	(7,303)	1.306	(9,537)
Net repayment of US commercial paper			(52)			(756)

Proceeds received from non-revolving credit facilities (Cdn$)			375			865
Proceeds received from non-revolving credit facilities (US$)	2,125	1.349	2,866	—	—	—
Total proceeds received from non-revolving credit facilities			3,241			865

Repayment of non-revolving credit facilities (Cdn$)			(758)			(495)
Repayment of non-revolving credit facilities (US$)	(2,125)	1.351	(2,870)	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			(3,628)			(1,002)

Net repayment of non-revolving credit facilities			(387)			(137)

Net (repayment of) proceeds received from short-term borrowings			(1,439)			707

RECEIVABLES SECURITIZATION PROGRAM
We participate in a receivables securitization program with a Canadian financial institution that allows us to sell certain receivables into the program.

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in "net (repayment of) proceeds received from receivables securitization" above.

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion.

We continue to service and retain substantially all of the risks and rewards relating to the receivables we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as "short-term borrowings". The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of June 26, 2026. The buyer's interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

	As at December 31
(In millions of dollars)	2023	2022

Receivables sold to buyer as security	3,178	2,914
Short-term borrowings from buyer	(1,600)	(2,400)

Overcollateralization	1,578	514

Rogers Communications Inc.	54	2023 Annual Financial Statements

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Receivables securitization program, beginning of year		2,400	800
Receivables securitization program assumed	3	200	—
Net (repayment of) proceeds received from receivables securitization		(1,000)	1,600

Receivables securitization program, end of year		1,600	2,400

US COMMERCIAL PAPER PROGRAM
We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Issuances made under the US CP program are issued at a discount. Borrowings under our US CP program are classified as "short-term borrowings" on our Consolidated Statements of Financial Position when they are due within one year of the date of the financial statements.

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper, beginning of year	158	1.354	214	704	1.268	893
Net repayment of US commercial paper	(55)	n/m	(52)	(558)	1.355	(756)
Discounts on issuance [1]	10	1.400	14	12	1.250	15
(Gain) loss on foreign exchange [1]			(26)			62

US commercial paper, end of year	113	1.327	150	158	1.354	214
n/m - not meaningful
1    Included in "finance costs".

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 19). We have not designated these debt derivatives as hedges for accounting purposes.

NON-REVOLVING CREDIT FACILITIES
In November 2023, we entered into three non-revolving credit facilities with an aggregate limit of $2 billion. In December 2023, we terminated two of these credit facilities and reduced the amount available from $2 billion to $500 million. The remaining facility can be drawn until June 2024 and will mature one year after we draw. Any drawings on this facility will be recognized as short-term borrowings on our Consolidated Statements of Financial Position. Borrowings under this facility will be unsecured, guaranteed by RCCI, and will rank equally in right of payment with all of our other credit facilities and senior notes and debentures. We have not yet drawn on this facility.

In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it was drawn. Any borrowings under these facilities were recorded as "short-term borrowings" as they were due within 12 months. Borrowings under the facilities were unsecured, guaranteed by RCCI, and ranked equally in right of payment with all of our senior notes and debentures.

In December 2022, we borrowed $375 million and in the first quarter of 2023, we borrowed US$459 million such that we were fully drawn on the facilities. In September and October 2023, we repaid and terminated all the facilities.

Rogers Communications Inc.	55	2023 Annual Financial Statements

Below is a summary of the activity relating to our non-revolving credit facilities for the year ended December 31, 2023 and year ended December 31, 2022.

	Years ended December 31
(In millions of dollars)	2023	2022

Non-revolving credit facility, beginning of year	371	507
Net repayment of non-revolving credit facilities	(387)	(137)
Discounts on issuance [1]	12	—
Loss on foreign exchange [1]	4	1

Non-revolving credit facility, end of year	—	371
1    Included in "finance costs".

NOTE 22: PROVISIONS

ACCOUNTING POLICY
Decommissioning and restoration costs
We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in "property, plant and equipment" (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset's useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to "finance costs" on the Consolidated Statements of Income.

Restructuring
We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as "provisions"; otherwise they are recognized as accrued liabilities. All charges are recognized in "restructuring, acquisition and other" on the Consolidated Statements of Income (see note 11).

Onerous contracts
We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

ESTIMATES
We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS
Judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

Rogers Communications Inc.	56	2023 Annual Financial Statements

PROVISIONS DETAILS

(In millions of dollars)	Decommissioning liabilities	Other	Total

December 31, 2022	56	13	69
Additions	—	5	5
Provisions assumed (note 3)	6	—	6
Adjustments to existing provisions	(1)	(3)	(4)

December 31, 2023	61	15	76

Current (recorded in "other current liabilities")	9	13	22
Long-term	52	2	54

Decommissioning and restoration costs
Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

Rogers Communications Inc.	57	2023 Annual Financial Statements

NOTE 23: LONG-TERM DEBT

					As at December 31
(In millions of dollars, except interest rates)	Due date		Principal amount	Interest rate	2023	2022

Term loan facility			4,400	Floating	4,286	—
Senior notes	2023	US	500	3.000%	—	677
Senior notes	2023	US	850	4.100%	—	1,151
Senior notes	2024		600	4.000%	600	600
Senior notes [1]	2024		500	4.350%	500	—
Senior notes	2025	US	1,000	2.950%	1,323	1,354
Senior notes	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	926	948
Senior notes	2026		500	5.650%	500	—
Senior notes	2026	US	500	2.900%	661	677
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	—
Senior notes	2027	US	1,300	3.200%	1,719	1,761
Senior notes	2028		1,000	5.700%	1,000	—
Senior notes [1]	2028		500	4.400%	500	—
Senior notes [1]	2029		500	3.300%	500	—
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2030		500	5.800%	500	—
Senior notes [1]	2030		500	2.900%	500	—
Senior notes	2032	US	2,000	3.800%	2,645	2,709
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	265	271
Senior notes	2033		1,000	5.900%	1,000	—
Senior notes	2038	US	350	7.500%	463	474
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	—
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	992	1,016
Senior notes	2043	US	500	4.500%	661	677
Senior notes	2043	US	650	5.450%	860	880
Senior notes	2044	US	1,050	5.000%	1,389	1,422
Senior notes	2048	US	750	4.300%	992	1,016
Senior notes [1]	2049		300	4.250%	300	—
Senior notes	2049	US	1,250	4.350%	1,653	1,693
Senior notes	2049	US	1,000	3.700%	1,323	1,354
Senior notes	2052	US	2,000	4.550%	2,645	2,709
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	992	1,016
					41,895	32,855
Deferred transaction costs and discounts					(1,040)	(1,122)
Less current portion					(1,100)	(1,828)

Total long-term debt					39,755	29,905
1 Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2023, see note 3.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2023 and 2022.
3    The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	58	2023 Annual Financial Statements

Each of the above senior notes and debentures are unsecured and, as at December 31, 2023, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 19).

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023			Year ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	220	1.368	301	—	—	—
Credit facility repayments (US$)	(220)	1.336	(294)	—	—	—
Net borrowings under credit facilities			7			—

Term loan facility net borrowings (US$) [1]	4,506	1.350	6,082	—	—	—
Term loan facility net repayments (US$)	(1,265)	1.340	(1,695)	—	—	—
Net borrowings under term loan facility			4,387			—

Senior note issuances (Cdn$)			3,000			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total senior note issuances			3,000			13,304

Senior note repayments (Cdn$)			(500)			(600)
Senior note repayments (US$)	(1,350)	1.373	(1,854)	(750)	1.259	(944)
Total senior note repayments			(2,354)			(1,544)

Net issuance of senior notes			646			11,760

Subordinated note issuances (US$)	—	—	—	750	1.268	951
Net issuance of subordinated notes			—			951

Net issuance of long-term debt			5,040			12,711
1    Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Long-term debt net of transaction costs, beginning of year		31,733	18,688
Net issuance of long-term debt		5,040	12,711
Long-term debt assumed	3	4,526	—
(Gain) loss on foreign exchange		(549)	1,271
Deferred transaction costs incurred		(31)	(988)
Amortization of deferred transaction costs		136	51

Long-term debt net of transaction costs, end of year		40,855	31,733

Current		1,100	1,828
Long-term		39,755	29,905

Long-term debt net of transaction costs, end of year		40,855	31,733

In April 2023, we assumed $4.55 billion principal amount of Shaw's senior notes upon closing the Shaw Transaction (see note 3), of which $500 million was paid during the year ended December 31, 2023.

WEIGHTED AVERAGE INTEREST RATE
As at December 31, 2023, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and interest rate derivatives, was 4.85% (2022 - 4.50%).

Rogers Communications Inc.	59	2023 Annual Financial Statements

BANK CREDIT AND LETTER OF CREDIT FACILITIES
Our $4.0 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction (see note 3), consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During the twelve months ended December 31, 2023, we repaid $1,600 million of the tranche maturing on April 3, 2027 such that the term loan facility has been reduced to $4.4 billion, of which $400 million remains outstanding under the April 3, 2027 tranche. In February 2024, we used the proceeds from the issuance of US$2.5 billion of senior notes (see "Issuance of senior and subordinated notes and related debt derivatives" below) to repay an additional $3.4 billion of the facility such that only $1 billion remains outstanding under the April 2026 tranche.

In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026 and the $1 billion tranche to January 2026, from April 2024.

In 2022, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. In 2023, we amended the terms of the facility to, among other things, increase the limit to $815 million. As at December 31, 2023, we had not drawn on the credit facility. See note 2(d) for our accounting policy related to borrowings on this facility.

The interest rate charged on borrowings from the term loan facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.65% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

SENIOR AND SUBORDINATED NOTES AND DEBENTURES
We pay interest on all of our fixed-rate senior and subordinated notes and debentures on a semi-annual basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Each of our subordinated notes can be redeemed at par on their respective five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares.

Rogers Communications Inc.	60	2023 Annual Financial Statements

ISSUANCE OF SENIOR AND SUBORDINATED NOTES AND RELATED DEBT DERIVATIVES
Below is a summary of the senior and subordinated notes we issued in 2023 and 2022.

(In millions of dollars, except interest rates and discounts)							Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Upon issuance	Upon modification [3]

2023 issuances
September 21, 2023 (senior)		500	2026	5.650%	99.853%	500	3	n/a
September 21, 2023 (senior)		1,000	2028	5.700%	99.871%	1,000	8	n/a
September 21, 2023 (senior)		500	2030	5.800%	99.932%	500	4	n/a
September 21, 2023 (senior)		1,000	2033	5.900%	99.441%	1,000	12	n/a

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	n/a
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	n/a
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.
4    Deferred transaction costs and discounts in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

2023
In July 2023, we completed an offer to exchange the US$7.05 billion of senior notes (Restricted Notes), which were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (Securities Act), for an equal principal amount of new notes registered under the Securities Act (Exchange Notes). The terms of the Exchange Notes are substantially identical to the terms of the corresponding Restricted Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions, registration rights, and additional interest provisions applicable to the Restricted Notes do not apply to the Exchange Notes. The Exchange Notes represent the same debt as the Restricted Notes and they were issued under the same indenture that governed the applicable series of Restricted Notes.

In September 2023, we issued senior notes with an aggregate principal amount of $3 billion. As a result, we received net proceeds of $2.98 billion which we used for general corporate purposes, including the repayment of outstanding debt.

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion).

2022
In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. We received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion (Shaw senior note financing), in order to partially finance the cash consideration for the Shaw Transaction. These senior notes (except the $1.25 billion senior notes due 2025) contained a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw required us to maintain sufficient liquidity to ensure we were able to fund the cash consideration portion of the Shaw Transaction upon closing and

Rogers Communications Inc.	61	2023 Annual Financial Statements

as such, we recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents" on our Consolidated Statements of Financial Position.

In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023. Because the Shaw Transaction had not yet been consummated by December 31, 2022, and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million ($55 million and US$152 million) of additional consent fees to the holders of the SMR notes in January 2023. The transaction costs are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the Shaw senior note financing, we terminated certain derivatives (see note 19) we had entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances in March 2022.

REPAYMENT OF SENIOR NOTES AND RELATED DERIVATIVE SETTLEMENTS
2023
During the year ended December 31, 2023, we repaid the entire outstanding principal of our $500 million 3.80% senior notes, which were assumed in the Shaw Transaction, at maturity. There were no derivatives associated with these senior notes. In addition, we repaid the entire outstanding principal of our US$850 million 4.10% senior notes and our US$500 million 3.00% senior notes, including the associated debt derivatives, at maturity. As a result, we repaid $2,188 million, net of $522 million received on settlement of the associated debt derivatives.

In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. There were no derivatives associated with these senior notes.

2022
During the year ended December 31, 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes. We also repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

PRINCIPAL REPAYMENTS
Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2023.

(In millions of dollars)
2024	1,100
2025	3,499
2026 [1]	5,108
2027 [1]	4,906
2028	3,445
Thereafter	23,837
Total long-term debt	41,895
1    Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.

TERMS AND CONDITIONS
As at December 31, 2023 and 2022, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2023, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

Rogers Communications Inc.	62	2023 Annual Financial Statements

NOTE 24: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2023	2022

Supplemental executive retirement plan	25	94	83
Stock-based compensation	27	47	60
Derivative instruments	19	1,055	398
Contract liabilities	6	271	61
Other		316	136

Total other long-term liabilities		1,783	738

NOTE 25: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY
Post-employment benefits - defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets in excess of interest income, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:
•expected rates of salary increases for calculating increases in future benefits;
•mortality rates for calculating the life expectancy of plan members; and
•past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in "operating costs" on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits - defined contribution pension plan
In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

ESTIMATES
Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial funding valuations were completed as at January 1, 2023.

Rogers Communications Inc.	63	2023 Annual Financial Statements

Principal actuarial assumptions

	2023	2022
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	4.6%	5.3%
Rate of compensation increase	2.0% to 7.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	95% of CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B
Pension expense
Discount rate	5.3%	3.3%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B

Sensitivity of key assumptions
In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation
(In millions of dollars)	2023	2022

Discount rate
Impact of 0.5% increase	(183)	(163)
Impact of 0.5% decrease	208	183

Rate of future compensation increase
Impact of 0.25% increase	13	10
Impact of 0.25% decrease	(13)	(10)

Mortality rate
Impact of 1 year increase	38	42
Impact of 1 year decrease	(42)	(45)

POST-EMPLOYMENT BENEFITS STRATEGY AND POLICY
We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)'s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

Rogers Communications Inc.	64	2023 Annual Financial Statements

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:
•overseeing the funding, administration, communication, and investment management of the plans;
•selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
•proposing, considering, and approving amendments to the plans;
•proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
•reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:
•contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•specifying the kinds of investments that can be held in the plans and monitoring compliance;
•using asset allocation and diversification strategies; and
•purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

POST-EMPLOYMENT BENEFIT PLAN DETAILS
Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded defined benefit pension plans.

	As at December 31
(In millions of dollars)	2023	2022

Plan assets, at fair value	2,339	2,770
Accrued benefit obligations	(2,260)	(2,430)

Surplus of plan assets over accrued benefit obligations	79	340
Effect of asset ceiling limit	(3)	(42)

Net deferred pension asset	76	298

Consists of:
Deferred pension asset	76	298
Deferred pension liability	—	—

Net deferred pension asset	76	298

Rogers Communications Inc.	65	2023 Annual Financial Statements

Below is a summary of our pension fund assets.

	Years ended December 31
(In millions of dollars)	2023	2022

Plan assets, beginning of year	2,770	3,198
Interest income	134	108
Remeasurements, recognized in other comprehensive income and equity	149	(604)
Contributions by employees	28	31
Contributions by employer	19	134
Benefits paid	(89)	(93)
Impact of annuitization	(737)	—
Impact of Shaw Transaction	67	—
Administrative expenses paid from plan assets	(2)	(4)

Plan assets, end of year	2,339	2,770

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2023	2022

Accrued benefit obligations, beginning of year	2,430	3,171
Current service cost	76	124
Interest cost	116	103
Benefits paid	(89)	(93)
Impact of annuitization	(736)	—
Contributions by employees	28	31
Impact of Shaw Transaction	55	—
Remeasurements, recognized in other comprehensive income and equity	380	(906)

Accrued benefit obligations, end of year	2,260	2,430

Plan assets comprise mainly pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2023	2022

Equity securities	1,371	1,281
Debt securities	914	1,474
Other - cash	54	15

Total fair value of plan assets	2,339	2,770

Below is a summary of our net pension expense. Net interest cost is included in "finance costs"; other pension expenses are included in salaries and benefits expense in "operating costs" on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2023	2022

Plan cost:
Current service cost	76	124
Net interest cost	(18)	(5)

Net pension expense	58	119
Administrative expense	4	4

Total pension cost recognized in net income	62	123

Rogers Communications Inc.	66	2023 Annual Financial Statements

Net interest cost, a component of the plan cost above, is included in "finance costs" and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2023	2022

Interest income on plan assets	(134)	(108)
Interest cost on plan obligation	116	103

Net interest cost, recognized in finance costs	(18)	(5)

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31
(In millions of dollars)	2023	2022

Return (loss) on plan assets (excluding interest income)	149	(604)
Change in financial assumptions	(328)	942
Change in demographic assumptions	(8)	—
Effect of experience adjustments	(44)	(36)
Change in asset ceiling	40	(33)

Remeasurement (loss) gain, recognized in other comprehensive income and equity	(191)	269

PENSION PLANS PURCHASE OF ANNUITIES
During the year ended December 31, 2023, our defined benefit pension plans purchased approximately $737 million of annuities from an insurance company for substantially all the retired members in the plans. The aggregate premium for the annuities was funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieved us of primary responsibility for, and eliminated risk associated with, the accrued benefit obligation for the retired members. The annuity purchase did not have a significant impact to our results for the year ended December 31, 2023.

SUPPLEMENTAL DEFINED BENEFIT PLAN DETAILS
We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31
(In millions of dollars)	2023	2022

Accrued benefit obligation, beginning of year	83	96
Pension expense, recognized in employee salaries and benefits expense	9	13
Net interest cost, recognized in finance costs	5	4
Remeasurements, recognized in other comprehensive income	6	(24)
Benefits paid	(9)	(6)

Accrued benefit obligation, end of year	94	83

DEFINED CONTRIBUTION PLANS
We also have defined contribution plans with total pension expense of $43 million in 2023 (2022 - $24 million), which is included in employee salaries and benefits expense.

Rogers Communications Inc.	67	2023 Annual Financial Statements

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2023	2022

Equity securities:
Domestic	12.0%	9.6%	7% to 17%
International	46.6%	36.7%	38% to 58%
Debt securities	39.1%	53.2%	30% to 50%
Other - cash	2.3%	0.5%	0% to 5%

Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $7 million (2022 - $9 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2023	2022

Employer contribution	19	134
Employee contribution	28	31

Total contribution	47	165

We estimate our 2024 employer contributions to our funded plans to be $9 million. The actual value will depend on the results of the 2024 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2023 is 17 years (2022 - 14 years). The duration of the defined benefit obligation has increased as a result of purchasing annuities for the retired members.

Plan assets recognized an actual net gain of $281 million in 2023 (2022 - $499 million net loss).

We have recognized a cumulative loss in "other comprehensive income" and "retained earnings" of $88 million as at December 31, 2023 (2022 - $59 million gain) associated with post-retirement benefit plans.

NOTE 26: SHAREHOLDERS' EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features		Voting rights
Preferred shares	400,000,000	●	Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	●	None
RCI Class A Voting Shares	112,474,388	●	Without par value	●	Each share entitled to 50 votes
		●	Each share can be converted into one Class B Non-Voting share
RCI Class B Non-Voting Shares	1,400,000,000	●	Without par value	●	None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure Rogers remains qualified to hold the licences referred to above.

Rogers Communications Inc.	68	2023 Annual Financial Statements

In relation to our issuances of subordinated notes in December 2021 and February 2022 (see note 23), the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction (see note 3).

DIVIDENDS
We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

		Dividend per
Date declared	Date paid	share (dollars)

February 1, 2023	April 3, 2023	0.50
April 25, 2023	July 5, 2023	0.50
July 25, 2023	October 3, 2023	0.50
November 8, 2023	January 2, 2024	0.50
		2.00

January 26, 2022	April 1, 2022	0.50
April 19, 2022	July 4, 2022	0.50
July 26, 2022	October 3, 2022	0.50
November 8, 2022	January 3, 2023	0.50
		2.00

We have a dividend reinvestment plan (DRIP) that allows eligible holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada and the United States to acquire additional Class B Non-Voting Shares through reinvestment of the cash dividends paid on their respective shareholdings. During 2023, the plan was amended to permit, at the Board's discretion, a small discount from the five-day volume-weighted average market price when shares are issued from treasury under the plan. Previously, all Class B Non-Voting Shares received by participants under the plan were purchased in the Canadian open market with no discount.

On October 3, 2023 and January 2, 2024, we issued 1.5 million and 1.2 million Class B Non-Voting Shares, respectively, as partial settlement of the dividends payable on those dates under the terms of our dividend reinvestment plan.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 31, 2024, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2024, to shareholders of record on March 11, 2024.

NOTE 27: STOCK-BASED COMPENSATION

ACCOUNTING POLICY
Stock option plans
Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to "operating costs" or "restructuring, acquisition and other", as applicable, using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to "operating costs" over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or

Rogers Communications Inc.	69	2023 Annual Financial Statements

"restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan
Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in "operating costs".

ESTIMATES
Significant management estimates are used to determine the fair value of stock options. The table below shows the weighted average fair value of stock options granted during 2023 and 2022 and the principal assumptions used in applying the Black-Scholes model for granted options to determine their fair value at the grant date.

	Years ended December 31
	2023	2022

Weighted average fair value	$12.07	$9.65

Risk-free interest rate	3.4%	1.0%
Dividend yield	3.2%	2.8%
Volatility of Class B Non-Voting Shares	23.4%	23.1%
Weighted average expected life	5.5 years	5 years

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

STOCK-BASED COMPENSATION EXPENSE
Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2023	2022

Stock options	24	28
Restricted share units	32	51
Deferred share units	2	9
Equity derivative effect, net of interest receipt	7	(21)

Total stock-based compensation expense	65	67

As at December 31, 2023, we had a total liability recognized at its fair value of $224 million (2022 - $229 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $177 million (2022 - $169 million) and is included in "accounts payable and accrued liabilities". The long-term portion of this is $47 million (2022 - $60 million) and is included in "other long-term liabilities" (see note 24).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2023 was $67 million (2022 - $85 million).

We paid $75 million in 2023 (2022 - $72 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $64.21 (2022 - $65.44).

STOCK OPTIONS
Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Human Resources Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Human Resources Committee may adjust the vesting terms on the grant date. The exercise price is typically equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options
We did not grant performance-based options in 2023 (2022 - 2,469,014). The performance options granted in 2022 have certain non-market vesting conditions related to the Shaw Transaction, including the achievement of certain preset

Rogers Communications Inc.	70	2023 Annual Financial Statements

integration-related milestones by the second anniversary of closing the Shaw Transaction. As at December 31, 2023, we had 2,740,952 performance options (2022 - 3,159,161) outstanding. The outstanding options that were granted prior to 2022 vest on a graded basis over four years provided certain targeted stock prices are met on or after each anniversary date.

Summary of stock options
Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2023		Year ended December 31, 2022
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	9,860,208	$63.58	6,494,001	$61.62
Granted	1,594,879	$64.86	4,234,288	$65.73
Exercised	(329,877)	$54.90	(301,467)	$50.87
Forfeited	(531,565)	$66.92	(566,614)	$64.04

Outstanding, end of year	10,593,645	$63.88	9,860,208	$63.58

Exercisable, end of year	4,749,678	$62.86	3,440,894	$61.84

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2023.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$42.85 - $44.99	129,697	0.75	$44.10	129,697	$44.10
$45.00 - $49.99	144,552	1.89	$49.95	144,552	$49.95
$55.00 - $59.99	1,577,172	5.71	$58.42	1,357,455	$58.41
$60.00 - $64.99	2,716,292	4.65	$62.44	1,637,935	$62.53
$65.00 - $69.99	6,025,932	7.33	$66.71	1,480,039	$70.20

	10,593,645	6.25	$63.88	4,749,678	$62.86

Unrecognized stock-based compensation expense as at December 31, 2023 related to stock option plans was $14 million (2022 - $14 million) and will be recognized in net income within periods of up to the next four years as the options vest.

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 719,851 performance-based RSUs to certain key employees in 2023 (2022 - 206,719). The performance RSUs granted in 2023 have certain non-market vesting conditions related to the Shaw Transaction, including the achievement of certain preset integration-related milestones by the second anniversary of closing the Shaw Transaction. For performance RSUs granted prior to 2023, the number of units that vest and will be paid three years from the grant date will be within 0% to 100% of the initial number granted and reinvested dividends based upon the achievement of certain annual targets.

Rogers Communications Inc.	71	2023 Annual Financial Statements

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2023	2022

Outstanding, beginning of year	2,402,489	2,691,288
Granted and reinvested dividends	1,518,926	990,702
Exercised	(856,212)	(678,634)
Forfeited	(513,475)	(600,867)

Outstanding, end of year	2,551,728	2,402,489

Unrecognized stock-based compensation expense as at December 31, 2023 related to these RSUs was $57 million (2022 - $48 million) and will be recognized in net income over periods of up to the next three years as the RSUs vest.

DEFERRED SHARE UNITS
The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 6,190 performance-based DSUs to certain key executives in 2023 (2022 - 6,934) through reinvested dividends. All performance-based DSUs currently outstanding are fully vested.

Summary of DSUs
Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2023	2022

Outstanding, beginning of year	1,139,884	1,421,342
Granted and reinvested dividends	80,510	70,692
Exercised	(259,441)	(350,803)
Forfeited	(4,543)	(1,347)

Outstanding, end of year	956,410	1,139,884

There was no unrecognized stock-based compensation expense related to these DSUs as at December 31, 2023 or 2022; all outstanding DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN
Participation in the plan is voluntary. Employees can contribute up to 15% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a bi-weekly basis on the open market on behalf of the employee. On a bi-weekly basis, we make a contribution of 25% to 50% of the employee's contribution that period and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $57 million in 2023 (2022 - $55 million).

EQUITY DERIVATIVES
We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 19) and recognized a $7 million expense (2022 - $21 million recovery) in stock-based compensation expense for these derivatives.

NOTE 28: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER
Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, some of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

Rogers Communications Inc.	72	2023 Annual Financial Statements

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2023 and 2022.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation
Compensation expense for key management personnel included in "employee salaries, benefits, and stock-based compensation" and "restructuring, acquisition and other" was as follows:

	Years ended December 31
(In millions of dollars)	2023	2022

Salaries and other short-term employee benefits	23	13
Post-employment benefits	2	11
Stock-based compensation [1]	26	23

Total compensation	51	47
1    Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

In addition to the amounts included in "post-employment benefits" in the table above, we assumed a liability of $102 million through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035. The liability related to this amount is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next year) or "other long-term liabilities".

Transactions
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for each of 2023 and 2022.

During the year, Vancouver Professional Baseball LLP ceased being a related party to us as John C. Kerr no longer controls the entity and subsequently vacated his director seat. There were no transactions with this related party during the period it was related to us this year and total amounts were nominal in 2022.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $8 million was recognized in net income and paid during the year ended December 31, 2023. This amount is included in "Salaries and other short-term employee benefits" in the table above. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group in 2023 were under $1 million.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS
We have the following material operating subsidiaries as noted as at December 31, 2023 and 2022:
•Rogers Communications Canada Inc.; and
•Rogers Media Inc.

As a result of the Shaw Transaction, we acquired the following material operating subsidiaries on April 3, 2023:
•Shaw Cablesystems G.P.;
•Shaw Telecom G.P.; and
•Shaw Satellite G.P.

We have 100% ownership interest in these subsidiaries. They are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to us as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

Rogers Communications Inc.	73	2023 Annual Financial Statements

We carried out the following business transactions with our associates and joint arrangements, being primarily MLSE (broadcasting rights) and Glentel (Wireless distribution support). Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2023	2022

Revenue	36	74
Purchases	203	194

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2023	2022

Accounts receivable	97	87
Accounts payable and accrued liabilities	113	138

NOTE 29: GUARANTEES

We had the following guarantees as at December 31, 2023 and 2022 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS
As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES
As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS
We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2023 or 2022. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 30: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY
Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

JUDGMENTS
We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

Rogers Communications Inc.	74	2023 Annual Financial Statements

SUMMARY OF COMMITMENTS
Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2023.

	Less than			After
(In millions of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total

Player contracts [1]	181	241	64	—	486
Purchase obligations [2]	559	448	187	265	1,459
Program rights [3]	734	1,000	173	60	1,967

Total commitments	1,474	1,689	424	325	3,912
1    Toronto Blue Jays players' salary contracts into which we have entered and are contractually obligated to pay.
2    Contractual obligations under service, product, and wireless device contracts to which we have committed.
3    Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Below is a summary of our other contractual commitments that are not included in the table above.

As at December 31
(In millions of dollars)	2023

Acquisition of property, plant and equipment	263
Acquisition of intangible assets [1]	475
Our share of commitments related to associates and joint ventures	306

Total other commitments	1,044
1    Relates to 3800 MHz spectrum licences won at auction in late 2023, $95 million of which was paid in January 2024.

CONTINGENT LIABILITIES
We have the following contingent liabilities as at December 31, 2023:

July 2022 network outage
As a result of the network outage that occurred on July 8, 2022, a total of four applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. Two additional applications have since been suspended. The remaining application seeks to institute a class action on behalf of all persons who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. The application claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of the active application or the suspended applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

Rogers Communications Inc.	75	2023 Annual Financial Statements

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Income taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 14) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims
There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings
In addition to the legal proceedings described above, we are involved in various other disputes, governmental and/or regulatory inspections, investigations and proceedings, and other litigation matters. Such legal proceedings can be complex, costly, and highly disruptive to our business operations by diverting the attention and energy of management and other key personnel. It is not possible for us to predict the outcome of such legal proceedings due to the various factors and uncertainties involved in the legal process. Potential outcomes include judgment, awards, settlements, or orders that could have a material adverse effect on our business, reputation, financial condition and results. Legal proceedings could impose restraints on our current or future manner of doing business. The amounts ultimately paid or received upon settlement or pursuant to a final judgment, order, or decree may differ materially from amounts accrued in our financial statements.

Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of the current legal proceedings to which we are subject, individually or in total, will have a material adverse impact on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 31: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NET OPERATING ASSETS AND LIABILITIES

	Years ended December 31
(In millions of dollars)	2023	2022

Accounts receivable, excluding financing receivables	(362)	(201)
Financing receivables	(367)	(162)
Contract assets	(44)	8
Inventories	(4)	98
Other current assets	1	25
Accounts payable and accrued liabilities	11	36
Contract and other liabilities	138	44

Total change in net operating assets and liabilities	(627)	(152)

Rogers Communications Inc.	76	2023 Annual Financial Statements

CAPITAL EXPENDITURES

	Years ended December 31
(In millions of dollars)	2023	2022

Capital expenditures before proceeds on disposition	4,042	3,075
Proceeds on disposition	(108)	—

Capital expenditures	3,934	3,075

ACQUISITIONS AND OTHER STRATEGIC TRANSACTIONS

		Years ended December 31
(In millions of dollars)	Note	2023	2022

Net cash consideration for Shaw Transaction [1]	3	(16,903)	—
Net cash consideration for other acquisitions	3	(141)	(9)
Cash received on sale of Cogeco shares	20	829	—

Acquisitions and other strategic transactions, net of cash acquired		(16,215)	(9)
1    Includes $19,033 million cash paid for the Shaw Shares net of $25 million of bank advances on Shaw's opening balance sheet and $2,155 million received from the sale of outstanding shares of Freedom Mobile and the related services described in note 3.

Rogers Communications Inc.	77	2023 Annual Financial Statements